UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN
(Full title of the plan)

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

TABLE OF CONTENTS

Signatures

Report of Independent Registered Public Accounting Firm

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008
Notes to Financial Statements

Supplemental Schedules
Schedule of Assets (Held at End of Year) as of December 31, 2009
Schedule of Assets (Acquired and Disposed of Within Year) for the Year Ended December 31, 2009
Schedule of Nonexempt Transactions

Exhibits
Exhibit Index

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Finance Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

    By:         /s/ Stephan T. Haynes
Stephan T. Haynes, Secretary

Date:  June 21, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of American Electric Power System Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the American Electric Power System Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of (1) assets held as of December 31, 2009, (2) assets acquired and disposed in 2009, and (3) schedule for nonexempt transaction, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Columbus, Ohio
June 21, 2010

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
ASSETS
Investments at Fair Value:
Participant Directed Investments	$2,914,481,843	$2,379,889,312
Wrapper Contracts	1,332,221	1,712,868
Participant Loans	66,455,396	60,521,812
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,982,269,460	2,442,123,992

Adjustment from Fair Value to Contract Value for Fully Benefit Responsive Investment Contracts	49,132,012	106,018,835

NET ASSETS AVAILABLE FOR BENEFITS	$3,031,401,472	$2,548,142,827

See Notes to Financial Statements.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2009 and 2008

	2009	2008
INVESTMENT INCOME (LOSS)
Net Appreciation (Depreciation) in Fair Value of Investments	$349,619,288	$(737,313,772)
Interest	32,432,036	43,946,885
Dividends	17,454,018	18,372,332
Total Investment Income (Loss)	399,505,342	(674,994,555)

CONTRIBUTIONS
Participants	165,891,106	168,414,794
Employer	72,023,354	68,725,459
Total Contributions	237,914,460	237,140,253
DISTRIBUTIONS TO PARTICIPANTS	(148,134,967)	(193,748,297)

ADMINISTRATIVE AND MANAGEMENT FEES
Professional Fees	(779,070)	(571,150)
Investment Advisory and Management Fees	(4,770,852)	(5,342,141)
Other Fees	(476,268)	(448,638)
Total Administrative and Management Fees	(6,026,190)	(6,361,929)

INCREASE (DECREASE) IN NET ASSETS	483,258,645	(637,964,528)

NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	2,548,142,827	3,186,107,355

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$3,031,401,472	$2,548,142,827

See Notes to Financial Statements.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	PLAN DESCRIPTION

The following description of the American Electric Power System Retirement Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan documents for more complete information.

General

The Plan is a defined contribution plan that became effective and commenced operations on January 1, 1978.  The Plan covers eligible regularly-scheduled full-time and part-time employees of the participating subsidiaries of American Electric Power Company, Inc. (AEP or the Company).  American Electric Power Service Corporation (AEPSC) is the plan administrator (Plan Administrator) and plan sponsor (Plan Sponsor).  AEPSC is a wholly-owned subsidiary of AEP.  JP Morgan Chase Bank N.A. is the custodian and trustee and JP Morgan Retirement Plan Services LLC is the record keeper with respect to the Plan.

Contributions

Eligible employees will be automatically enrolled in the Plan with a 3% pretax deferral unless they elect to opt out of the automatic enrollment or revise their elections within a reasonable period of time after they are notified of their right not to have such pretax deferrals made on their behalf (or to have such pretax contributions made at a different percentage) and how their account will be invested in the absence of an investment election  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Generally, eligible employees participating in the Plan may make contributions (pre-tax, after-tax or designated Roth 401(k) contributions) in 1% increments up to 50% of their eligible pay (within IRS limits).  Participants who are age 50 and older are able to save additional pre-tax or Roth 401(k) amounts as catch up contributions.  The catch-up contribution limit was $5,500 for 2009 and $5,000 for 2008.  The Company contributes to the Plan, on behalf of each participant, an amount equal to 100% of the participant’s contributions up to 1% of the participant’s eligible compensation for each payroll period, plus 70% of the participant’s contributions from the next 5% of the participant’s eligible compensation for each payroll period, subject to certain limitations.  All contributions are deposited to the American Electric Power System Retirement Savings Plan Trust after each pay period.  The Plan, in a manner consistent with the requirements under section 401 of the Internal Revenue Code, restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan, provided that it is AEPSC’s intent that the Plan include a “qualified automatic contribution arrangement” (as defined in Section 401(k)(13) of the Internal Revenue Code) effective beginning January 1, 2009, such that the pre-tax, the Roth 401(k) and Company matching contributions to the Plan during the year for such highly compensated participants are no longer subject to such restrictions.

Investments

The investment options offered by the Plan are a series of separately managed accounts, interests in commingled and collective trusts and self-directed mutual fund brokerage accounts for which JP Morgan affiliates provide custody, trustee, recordkeeping and other services.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and the Plan earnings and charged with benefit payments and allocations of Plan losses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants may transfer the value of their cumulative contributions, in any whole percentage or dollar amount, among investments, and change their investment elections on a daily basis.  Participants may change their payroll contribution elections coinciding with the Company’s payroll periods. Excluding their pre-tax and Roth 401(k) contributions and post-2008 Company matching contributions, participants may make an unlimited number of withdrawals of their interest in the Plan, including their pre-2009 Company matching contributions, which are immediately vested.  Pre-tax and Roth 401(k) and post-2008 Company matching contributions are not eligible for withdrawal by participants until age 59-1/2, except under hardship (as defined by the Plan) or termination of employment.  Pre-tax and Roth 401(k) contributions also are eligible for withdrawal upon hardship (as defined by the Plan).

Vesting and Distribution

Participants are immediately vested in their pre-tax, after-tax, Roth 401(k) and the Company matching contributions, including earnings thereon.  The AEP Stock Fund, a Plan investment option, is an Employee Stock Ownership Plan (“ESOP”).  As a result, participants can elect to have dividends generated from their AEP Stock Fund holdings paid out in cash, rather than automatically reinvested in the fund.  The dividend payouts are made periodically (at least annually) and are treated as ordinary income for tax purposes.  The 10 percent early withdrawal penalty for individuals under age 59-1/2 does not apply to these dividend payouts.

Participant Loans

Participants may borrow from their savings plan accounts a minimum of $1,000 but no more than the lesser of $50,000 or 50% of their account balance.  Loan terms range from 12 months to 60 months (or up to 180 months for certain residential loans), or any monthly increment in-between.  Interest rates, fixed for the life of the loan, are calculated by adding 1% to the prime rate, as reported in the Wall Street Journal.  For loans taken before July 1, 2006, the interest rate is in effect as of the first business day of the calendar quarter in which the loan is taken.  For loans taken after July 1, 2006, the interest rate is in effect as of the first business day of the calendar month in which the loan is taken.  Active employees repay principal and interest payments through payroll deductions.

Retirees/surviving spouses may make monthly loan payments using a coupon book or through automatic withdrawal from their bank account.  Participant loans and the accrued interest are collateralized by the account balance, and upon default, the outstanding balance is subject to income taxes and possible tax penalty.

2.	ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on an accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Participants direct the investment of their contributions into various investment options offered by the Plan.  Investments are reported in the Statements of Net Assets Available for Benefits at fair value, except for the benefit responsive investment contracts, which are stated at contract value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date.

Purchases and sales of securities have been recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  These amounts are reinvested by the Trustee in the funds that generated such income with the exception of the AEP Stock Fund, which pays or reinvests dividends at the direction of each participant.

Administrative Expenses and Management Fees

Administrative and Management Fees paid to JPMorgan during 2009 and 2008 totaled $3,066,704 and $3,008,464, respectively.  The Plan directly pays for administrative, recordkeeping and management fees.

Distributions to Participants

Benefits are recorded when paid.  There were no material amounts of distributions due to participants who requested distributions from the Plan as of December 31, 2009 and 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets.  Actual results could differ from the estimates.

Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were available to be issued.

Fair Value Measurements of Assets

The accounting guidance for “Fair Value Measurements and Disclosures” establishes a hierarchy that prioritizes the inputs used to measure fair value.  The hierarchy gives the highest priority to securities with unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement).  Securities that are fair valued using unobservable inputs into their fair value pricing are considered to be Level 3 measurements.

 In the case of securities for which quoted market prices are not available, pricing may be estimated using comparable securities, dealer values, operating data and general market conditions to determine fair value.  Valuation models for these securities utilize various inputs such as commodity values, interest rates and, to a lesser degree, volatility and credit ratings.  Models may include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, market corroborated inputs (i.e. inputs derived principally from, or correlated to, observable market data) and other observable inputs for the asset or liability.  Securities for which market quoted prices are not available but are valued by other observable methods are considered Level 2 in the fair value measurement hierarchy.

We utilize our trustee’s external pricing service in our estimate of the fair value of the underlying investments held in the Retirement Savings Plan.  Our investment managers review and validate the prices utilized by the trustee to determine fair value.  We perform our own valuation testing to verify the fair values of the securities.  We receive audit reports of our trustee’s operating controls and valuation processes.  The trustee uses multiple pricing vendors for the assets held in the trusts.  Equities are classified as Level 1 holdings if they are actively traded on exchanges.  Fixed income securities do not trade on an exchange and do not have an official closing price.  Pricing vendors calculate bond valuations using financial models and matrices.  Fixed income securities are typically classified as Level 2 holdings because their valuation inputs are based on observable market data.  Observable inputs used for valuing fixed income securities include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, reference data, and economic events.  Other securities with model-derived valuation inputs that are observable are also classified as Level 2 investments.  Investments with unobservable valuation inputs are classified as Level 3 investments.

Equities and Registered Investment Companies are valued based on observable inputs, primarily unadjusted quoted prices in active markets for identical assets.

The individual fixed income securities are valued using models with input data as follows:

Type of Fixed Income Security
	Government	Corporate	Mortgage Backed
Type of Input	Bonds	Debt	Securities

Benchmark Yields	X	X	X
Broker Quotes	X	X	X
Discount Margins	X	X
Treasury Market Update	X
Base Spread	X	X	X
Corporate Actions		X
Ratings Agency Updates		X	X
Prepayment Schedule and History			X
Yield Adjustments	X

Common Collective Trusts and the Managed Income Fund are valued at the net asset value per share (NAV).  The basis of the reported NAV is the total fair value of all underlying holdings minus expenses and liabilities.  The value of each unit is determined by dividing the net asset value of the Fund by the number of applicable units outstanding on the valuation date.  They are categorized as Level 2, if the investment can be redeemed at the NAV price.  The JP Morgan Strategic Property Fund at December 31, 2009 did not have sufficient liquidity to meet all investor withdrawal requests.  That fund has been categorized as Level 3, since we do not have the ability to redeem our investment in the near term. JP Morgan Emerging Markets Fund securities are classified as Level 3 holdings because their valuation is based on foreign stock exchanges with limited liquidity.  Over 80% of the holdings in the JP Morgan Emerging Markets Fund are equity securities, but traded on exchanges in emerging nations.

Wrapper Contracts are valued at replacement cost using current contract re-pricing less actual cost.  The replacement cost wrap fees are the current pricing from vendor for a similar instrument or based on other contract re-prices.

Participant Loans are valued at amortized cost, which approximates fair value.

JP Morgan Liquidity Fund and Cash Equivalents

The objective of this fund is to provide liquidity and meet short-term cash needs. Cash equivalent funds are used to provide diversification and preserve principal.  The underlying holdings in the cash funds are investment grade money market instruments including commercial paper, certificates of deposit, treasury bills and other types of investment grade short-term debt securities. The cash funds are valued each business day and provide daily liquidity.

Mellon Capital Small Cap Stock Index Fund

The objective of this fund is to track the performance of the Russell 2000 Index.  The underlying equity holdings of this Fund are actively traded on the major domestic stock exchanges and have readily available market quotes.

Mellon Capital Stock Index Fund

The objective of this fund is to track the performance of the S&P 500 index.  The underlying equity holdings of this Fund are actively traded on the major domestic stock exchanges and have readily available market quotes.

Mellon Capital International Stock Index Fund

The objective of this fund is to track the performance of the MSCI EAFE International Index.  The underlying equity holdings of this Fund are actively traded on the major non-U.S stock exchanges and have readily available market quotes

Alliance Bernstein International Style Blend

The objective of this fund is to exceed the performance of the MSCI EAFE InternationalIndex.  The underlying equity holdings of this Fund are actively traded on major non-U.S stock exchanges and have readily available market quotes.

JP Morgan US Real Estate Securities Fund

The objective of this fund is to exceed the performance of the MSCI U.S. REIT Index.  The underlying REIT equity holdings of this Fund are actively traded on the major domestic stock exchanges and have readily available market quotes.

Managed Income Fund

The JPMorgan Managed Income Fund is invested in the JPMorgan Intermediate Bond Fund and the JPMorgan Liquidity Fund.  The objective of the Fund is to exceed the return of the average money market fund and maintain an NAV of $1.  We use four Wrap Contracts to provide a crediting rate to participants and to mitigate risk of contract issuer default.  The underlying holdings in the Fund are fixed income securities   The Fund is diversified and has sufficient liquidity to transact at the reported NAV.

Mellon Capital Aggregate Bond Index Fund

The objective of this fund is to track the performance of the Barclays Capital U.S. Aggregate Index.  Fixed income securities do not trade on an exchange and do not have an official closing price.

JP Morgan Strategic Property Fund

The objective of this fund is to exceed the performance of the NCREIF Property Index.  The underlying holdings in the Fund are diversified real estate assets.  This diversified Fund consists of multiple properties and no single asset, tenant, or location has undue influence over the Fund’s value or performance.   The Fund’s diversified holdings help mitigate the risk of default and concentration risk.  However, the Fund is currently illiquid.

JP Morgan Emerging Markets Fund

The objective of this fund is to exceed the performance of the MSCI EM Free Index.  The majority of the underlying holdings of this Fund are traded on foreign stock exchanges in emerging markets.  The securities in these economies are typically less efficient and less liquid than those in developed markets.

3.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants remain 100 percent vested in their accounts.

4.	INVESTMENTS

The Plan utilizes various investment instruments, including common stock, bonds, commingled funds, managed income funds, and investment contracts.  The financial statements include investments in commingled funds valued at $1,197 million (39% of net assets) and $889 million (35% of net assets) as of December 31, 2009 and 2008, respectively.  Of these balances, $20 million and $31 million were invested as of December 31, 2009 and 2008, respectively, in the JP Morgan Strategic Property Fund a real estate investment fund.  The remaining portion of the commingled funds’ underlying investments were funds invested in equity securities and bonds.  Additionally, the financial statements include investments in the Managed Income Fund valued at $887 million (29% of net assets) and $888 million (35% of net assets) as of December 31, 2009 and 2008, respectively.  This fund invests in bond funds and guaranteed investment contracts whose fair values have been estimated by management in the absence of readily determinable fair values.  Management’s estimates regarding the fair value of these commingled and managed income funds are based on information provided by the fund managers.

5.	INVESTMENT CONTRACTS

At December 31, 2009, the Managed Income Fund provides a self managed stable value investment option to participants that includes synthetic guaranteed investment contracts (GIC) which simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan.  The Plan entered into four synthetic GIC contracts in July 2006.  The synthetic GIC contracts include underlying assets, which are held in a trust owned by the Plan and utilize benefit-responsive wrapper contracts issued by four banking institutions. The contracts provide that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value.  The rate cannot be less than 0%. Certain events, such as plan termination or a plan merger initiated by the Plan Sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan Sponsor does not believe that any events that may limit the ability of the plan to transact at contract value are probable.  During the year ended December 31, 2009, the credited rate and the average yield based on annualized earnings and interest credited to participants were 1.86% and 2.03%, respectively.  During the year ended December 31, 2008 the credited rate and average yield based on annualized earnings and interest credited to participants were 4.69% and 4.75%, respectively.

6.	INVESTMENTS EXCEEDING 5% OF NET PLAN NET ASSETS

Investments exceeding five percent of the Plan’s net assets were as follows:

	December 31,
	2009	2008
American Electric Power Company, Inc. Common Stock	$290,349,477	$267,992,159
Mellon Capital Aggregate Bond Index Fund	320,369,946	267,155,971
Mellon Capital Stock Index Fund	384,825,849	277,166,824
Mellon Capital International Stock Index Fund	243,903,092	164,647,256
Intermediate Term Bond Fund	803,613,204	728,654,801

7.	NET APPRECIATION (DEPRECIATION) OF INVESTMENTS

During 2009 and 2008, the Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2009	2008
American Electric Power Company, Inc. - Common Stock	$15,124,119	$(99,973,910)
Participant Loans	182,114	104,604
Common/Collective Trusts	198,567,573	(361,388,798)
Corporate Stock	133,656,423	(255,804,906)
Fixed Income Securities	2,198,623	(7,479,660)
Registered Investment Companies	(109,564)	(12,771,102)
Net Appreciation (Depreciation) in Fair Value of Investments	$349,619,288	$(737,313,772)

8.	PARTY-IN-INTEREST TRANSACTIONS

Certain transactions involving the Plan and its assets involved parties in interest with respect to the Plan, but those transactions were not prohibited transactions under ERISA because of the applicability of one or more exemptions.  The exempt party-in-interest transactions involving the Plan included the following:  JPMorgan Chase Bank, N.A., has been acting as trustee and custodian under the Plan, while its affiliates have been acting as (a) investment manager for a number of the Plan’s investment options, (b) the Plan’s record keeper and (c) investment advisor or investment manager for a number of plan participants with respect to the amounts held in their Plan accounts.

At December 31, 2009 and 2008, the Plan held 8,345,774 and 8,052,649 shares, respectively, of common stock of American Electric Power Company, Inc., the Plan Sponsor, with a cost basis of $285,828,645 and $290,548,737, respectively.  During the years ended December 31, 2009 and 2008, the Plan recorded dividend income of $14,017,339 and $12,960,231, respectively, related to this investment.

The Plan entered into a non-exempt prohibited transaction when it issued a $21,000 loan to a participant, who, as an employee of the Company, was a party-in-interest with respect to the Plan.  Exemption under ERISA 408(b)(1) requires that the loan be made in accordance with specific plan provisions, but the $21,000 loan was issued on April 9, 2008, when the participant’s highest outstanding loan balance in the preceding 12 months was approximately $32,500.  In the aggregate, these two loan balances exceeded the $50,000 limit imposed under the terms of the Plan by $3,500.  The Company undertook steps with the participant and appropriate government agencies to remediate the prohibited transaction, but such steps had not been completed by December 31, 2009.  Because the participant is not a “disqualified person” for purposes of Section 4975 of the Internal Revenue Code, Form 5330 is not required in connection with this transaction.

9.	FAIR VALUE MEASUREMENTS

The following tables set forth, by level within the fair value hierarchy, our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009 and 2008.  As required by the accounting guidance for “Fair Value Measurements and Disclosures,” financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.  There have not been any significant changes in AEP’s valuation techniques.

Fair Value Measurements at December 31, 2009

	Level 1	Level 2	Level 3	Total
Equities
Corporate Stock – Domestic	$471,790,974	$-	$-	$471,790,974
AEP Stock Fund	292,902,705	-	-	292,902,705
Subtotal Equities	764,693,679	-	-	764,693,679

Fixed Income
Government Bonds	-	17,891,351	-	17,891,351
Corporate Debt Securities	-	7,778,197	-	7,778,197
Mortgage Backed Securities	-	22,055,886	-	22,055,886
Subtotal Fixed Income	-	47,725,434	-	47,725,434

Common/Collective Trusts
JPMCB Liquidity Fund	-	10,075,323	-	10,075,323
Mellon Capital Small Cap Stock Index Fund	-	120,246,768	-	120,246,768
Mellon Capital Stock Index Fund	-	384,825,849	-	384,825,849
Mellon Capital International Stock Index Fund	-	243,903,092	-	243,903,092
Alliance Bernstein International Style Blend	-	70,450,436	-	70,450,436
JP Morgan US Real Estate Securities Fund	-	13,030,934	-	13,030,934
Mellon Capital Aggregate Bond Index Fund	-	320,369,946	-	320,369,946
JP Morgan Strategic Property Fund	-	-	20,401,736	20,401,736
JP Morgan Emerging Markets Fund	-	-	13,745,305	13,745,305
Subtotal Common Collective Trusts	-	1,162,902,348	34,147,041	1,197,049,389

Registered Investment Companies	47,703,075	-	-	47,703,075
Cash Equivalents	-	11,546,014	-	11,546,014
Stable Value Fund	-	836,434,950	-	836,434,950
Participant Loans	-	-	66,455,396	66,455,396
Wrapper Contracts			1,332,221	1,332,221
Accrued Items and Unsettled Trades	2,923,100	6,406,202	-	9,329,302

Total Assets	$815,319,854	$2,065,014,948	$101,934,658	$2,982,269,460

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2009

	Fair Value	Redemption Frequency (If currently eligible)	Redemption Notice Period

JP Morgan Liquidity Fund	$10,075,323	Daily	1 Day
Mellon Capital Small Cap Stock Index Fund	120,246,768	Daily	Trade Date + 1
Mellon Capital Stock Index Fund	384,825,849	Daily	Trade Date + 1
Mellon Capital International Stock Index Fund	243,903,092	Daily	Trade Date + 1
Alliance Bernstein International Style Blend	70,450,436	Daily	1-30 Days
JP Morgan US Real Estate Securities Fund	13,030,934	Daily	1 Day
Mellon Capital Aggregate Bond Index Fund	320,369,946	Daily	Trade Date + 1
JP Morgan Strategic Property Fund	20,401,735	Daily	45 Days
JP Morgan Emerging Markets Fund	13,745,306	Daily	1 Day
Stable Value Fund	836,434,950	Daily	1 Day
Total Assets	$2,033,484,339

Fair Value Measurements at December 31, 2008

	Level 1	Level 2	Level 3	Total

Corporate Stock	$345,027,766	$-	$-	$345,027,766
Corporate Debt	-	28,808,270	-	28,808,270
Mortgage Backed Securities	-	9,848,119	-	9,848,119
Government Bonds	-	11,441,975	-	11,441,975
Common Collective Trust:
Equities	-	581,443,853	-	581,443,853
Debt	-	267,155,971	-	267,155,971
Strategic Property	-	-	31,212,837	31,212,837
Emerging Markets	-	-	8,764,187	8,764,187
Cash Equivalents	-	19,167,024	-	19,167,024
Registered Investment Companies	33,465,370	-	-	33,465,370
Stable Value	-	779,958,193	-	779,958,193
Wrapper Contracts			1,712,868	1,712,868
AEP Stock Fund	270,663,162	-	-	270,663,162
Participant Loans	-	-	60,521,812	60,521,812
Unsettled Trades	3,226,069	(10,293,484)	-	(7,067,415)
Total Assets	$652,382,367	$1,687,529,921	$102,211,704	$2,442,123,992

The following tables set forth a reconciliation of changes in the fair value of investments classified as Level 3 in the fair value hierarchy:

Changes in Fair Value Measurements for the Year Ended December 31, 2009

	Strategic Property Fund	Emerging Markets Fund	Wrapper Contracts	Participant Loans	Total
Balance at Beginning of Year	$31,212,837	$8,764,187	$1,712,868	$60,521,812	$102,211,704

Realized Gains (Losses)	(846,000)	319,435	-	-	(119,214)
Unrealized Gains (Losses)	(7,507,188)	6,662,133	(380,647)	-	(1,633,053)
Purchases, Sales, Issuances, and Settlements (Net)	(2,457,913)	(2,000,450)	-	5,933,584	1,475,221
Balance at End of Year	$20,401,736	$13,745,305	$1,332,221	$66,455,396	$101,934,658

Changes in Fair Value Measurements for the Year Ended December 31, 2008

	Strategic Property Fund	Emerging Markets Fund	Wrapper Contracts	Participant Loans	Total
Balance at Beginning of Year	$53,073,359	$15,647,202	$-	$58,519,891	$127,240,452

Realized Gains	2,233,758	820,004	-	-	3,053,762
Unrealized Gains (Losses)	(4,040,239)	(6,571,629)	1,712,868	-	(8,899,000)
Purchases, Sales, Issuances, and Settlements (Net)	(20,054,041)	(1,131,390)	-	2,001,921	(19,183,510)
Balance at End of Year	$31,212,837	$8,764,187	$1,712,868	$60,521,812	$102,211,704

10.	RISK AND UNCERTAINITIES

The Plan utilizes various investment instruments, including common stock, bonds, commingled funds and investment contracts.  Investment securities are exposed to various risks, such as interest rate, credit and market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

11.	FEDERAL INCOME TAX

The Internal Revenue Service (IRS) has determined that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and recognizes the exempt status of the Plan’s Trust pursuant to Section 501(a) of the Code.  By letter dated October 14, 2008, the IRS made a favorable determination on the Plan as amended by the various amendments described in the letter.

The Plan has been amended subsequent to the issuance of the IRS determination letter.  Management believes that the Company and Plan are currently designed and operated in compliance with the applicable requirements of the Code and that the Plan’s Trust continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

12.	LEGAL ISSUES

In 2002 and 2003, three putative class action lawsuits were filed in Federal District Court in Columbus, Ohio against AEP, certain executives and AEP’s ERISA Plan Administrator alleging violations of ERISA in the selection of AEP stock as an investment alternative and in the allocation of assets to AEP stock.  The plaintiffs sought recovery of an unstated amount of compensatory damages, attorney fees and costs.  Two of the three actions were dropped voluntarily by the plaintiffs in those cases.  In 2008, the trial court denied the plaintiff’s motion for class certification and ordered briefing on whether the plaintiff may maintain an ERISA claim on behalf of the Plan in the absence of class certification.  In February 2010, the plaintiff settled his individual claim and the parties agreed to the dismissal of the remaining case.

13.	RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

Due to changes in the IRS Form 5500 filing requirements, the income statement at Schedule H, Part II, now is required to separately report certain deemed distributions of participant loans, whether or not those loans may otherwise remain collectible and would still be (and are) reflected as assets on the accompanying financial statements, which are prepared on the accrual basis of accounting.  Because loans deemed distributed are no longer to be carried as assets of the Plan unless and until the participant actually undertakes the repayment, amounts reported on the Schedule H as Participant loans as of the beginning and ending of the year were adjusted so that prospectively the amounts reported on the Schedule H, Part I, Line 1c(8), columns (a) and (b) are in conformity with the 5500 filing requirements, but differ from those reported in the accompanying financial statements.

	January 1,
Participant Loans – Schedule H, Part I, line 1c(8), Column (a)	2009	2008
Beginning Balance per Financial Statements	$60,521,812	$58,519,891
Less: Loans Deemed Distributed with No Post-Default Payments	(510,538)	(472,366)
Balance Reported on Form 5500	$60,011,274	$58,047,525

	December 31,
Participant Loans – Schedule H, Part I, Line 1c(8), Column (b)	2009	2008
Ending Balance per Financial Statements	$66,455,396	$60,521,812
Less: Assets and Activity Related to Loans Deemed Distributed with No Payments Post-Default	(766,983)	(510,538)
Balance Reported on Form 5500	$65,688,413	$60,011,274

As a result of these changes, beginning and ending Net Assets available for benefits as well as Increase (Decrease) in Net Assets will differ from those totals reported on the Financial Statements.
	January 1,
Net Assets – Schedule H, Part I, Line 1L, Column (a)	2009	2008
Beginning Balance per Financial Statements	$2,548,142,827	$3,186,107,355
Less: Loans Deemed Distributed with No Post-Default Payments	(510,538)	(472,366)
Less: Adjustment from Contract Value to Fair Value	(106,018,835)	-
Beginning Balance Reported on Form 5500	$2,441,613,454	$3,185,634,989

	December 31,
Net Assets – Schedule H, Part I, Line 1L, Column (b)	2009	2008
Ending Balance per Financial Statements	$3,031,401,472	$2,548,142,827
Less: Adjustment from Contract Value to Fair Value	(49,132,012)	(106,018,835)
Less: Assets and Activity Related to Loans Deemed Distributed with No Payments Post-Default	(766,983)	(510,538)
Balance Reported on Form 5500	$2,981,502,477	$2,441,613,454

	December 31,
Increase (Decrease) in Net Assets – Schedule H, Part II, Line 2k	2009	2008
Balance per Financial Statements	$483,258,645	$(637,964,528)
Less: Loans Deemed Distributed	(256,445)	(38,172)
Less: Adjustment from Contract Value to Fair Value	56,886,823	(106,018,835)
Balance Reported on Form 5500	$539,889,023	$(744,021,535)

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN
SUPPLEMENTAL SCHEDULE OF ASSETS HELD AS OF DECEMBER 31, 2009

Identity of Issuer, Borrower, Lessor or Similar Party	Number of Shares/Units	Fair Value
Investment Contracts:
Stable Value Wrap	-	$665,710
Bank of America
variable annual yield (2.00% at December 31, 2009)
with an indeterminate maturity date
Stable Value Wrap	-	-
ING
variable annual yield (2.00% at December 31, 2009)
with an indeterminate maturity date
Stable Value Wrap	-	-
IXIS
variable annual yield (2.00% at December 31, 2009)
with an indeterminate maturity date
Stable Value Wrap	-	666,511
State Street Bank
variable annual yield (2.00% at December 31, 2009)
with an indeterminate maturity date
Subtotal Wrapper Contracts		$1,332,221

Intermediate Bond Fund-		$803,613,204
JPMorgan Chase Bank
U.S. Treasury Notes		95,271
(2.000%, due at February 28, 2010)
U.S. Treasury Notes		110,709
(2.125%, due at April 30, 2010)
U.S. Treasury Notes		252,471
(2.625%, due at May 31, 2010)
U.S. Treasury Notes		582,614
(2.375%, due at August 31, 2010)
U.S. Treasury Notes		1,371,091
(2.000%, due at September 30, 2010)
JPMorgan Chase Bank		30,409,590
Liquidity Fund
Subtotal Stable Value		836,434,950

TOTAL - INVESTMENT CONTRACTS		837,767,171
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE		49,132,012
TOTAL - INVESTMENT CONTRACTS AT CONTRACT VALUE		$886,899,183

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AS OF DECEMBER 31, 2009 (continued)

Identity of Issuer, Borrower, Lessor or Similar Party	Number of Shares/Units		Fair Value
Cash Equivalents
(VAN 2) JPMORGAN DOMESTIC LIQUIDITY	9,898,391	Units	$9,900,598
CASH	12,034	Units	12,034
CASH - COMMINGLED FUNDS	1,633,382	Units	1,633,382
Total Cash Equivalents			$11,546,014

Common / Collective Trusts
JP Morgan Liquidity Fund	10,075,323	Units	10,075,323
Mellon Capital Small Cap Stock Index Fund	1,181,717	Units	120,246,768
Mellon Capital Stock Index Fund	3,737,298	Units	384,825,849
Mellon Capital International Stock Index Fund	2,443,307	Units	243,903,092
Alliance Bernstein Internatinal Style Blend	7,247,987	Units	$70,450,436
JP Morgan US Real Estate Securities Fund	474,715	Units	13,030,934
Mellon Capital Aggregate Bond Index Fund	3,034,898	Units	320,369,946
JP Morgan Emerging Markets Fund	299,658	Units	13,745,305
JP Morgan Strategic Property Fund	16,129	Units	20,401,736

Total Common / Collective Trusts			$1,197,049,389

AEP Stock Fund
American Electric Power Company, Inc. Common Stock $6.50 par value	8,345,774	Units	$290,349,477
JP Morgan Liquid Assets Money Market Fund	2,553,228	Units	2,553,228
Total AEP Stock Fund			$292,902,705

Corporate Stock - Domestic
3M CO COM STK USD0.01	12,000	Units	$992,040
AARONS INC COM	5,100	Units	141,515
ABBOTT LABORATORIES COM STK NPV	62,500	Units	3,374,375
ABM INDUSTRIES INC COM STK USD0.01	10,435	Units	215,587
ACE LIMITED CHF32.51	20,100	Units	1,013,040
ACUITY BRANDS INC COM STK USD0.01	8,615	Units	307,039
ADOBE SYSTEMS INC COM STK USD0.0001	141,000	Units	5,185,980
ADVANCE AUTO PARTS INC COM STK USD0.0001	2,725	Units	110,472
AEROPOSTALE INC COM STK USD0.01	49,500	Units	1,685,475
AFC ENTERPRISES INC COM STK USD0.001	7,700	Units	62,832
AFFILIATED MANAGERS GROUP INC COM STK USD0.01	7,530	Units	507,146
AGILENT TECHNOLOGIES INC COM STK USD0.01	42,278	Units	1,313,577
AIR METHODS CORP COM STK USD0.06	8,100	Units	272,322
AIR PRODUCTS & CHEMICALS INC COM STK USD1	4,100	Units	334,191
AKAMAI TECHNOLOGIES COM STK USD0.01	28,900	Units	732,037
ALCON INC CHF0.20	25,900	Units	4,256,665
ALEXANDRIA REAL ESTATE EQUITIES INC COM STK	1,100	Units	71,104
ALLEGHENY TECHNOLOGIES INC COM STK USD0.10	10,510	Units	470,533
ALLIANCE DATA SYSTEM COM STK USD0.01	17,100	Units	1,104,489
ALLIANCE HEALTHCARE SERVICES INC COM STK USD0.01	10,005	Units	57,129
ALLIANT TECHSYSTEMS INC COM STK USD0.01	14,900	Units	1,315,223
ALLSTATE CORP COM STK USD0.01	64,600	Units	1,953,504
ALTERA CORP COM STK USD0.001	85,100	Units	1,925,813
ALTRIA GROUP INC COM STK USD0.333	49,600	Units	990,512
AMAZON COM INC COM STK USD0.01	43,700	Units	5,878,524
AMEDISYS INC COM STK USD0.001	4,870	Units	236,487
AMEREN CORP COM STK USD0.01	14,300	Units	399,685
AMERICAN EAGLE OUTFITTER COM STK USD0.01	9,855	Units	168,323
AMERIPRISE FINANCIAL INC COM STK USD0.01	73,000	Units	2,833,860
AMERISOURCEBERGEN CORP COM STK NPV	48,845	Units	1,273,389
AMGEN INC COM STK USD0.0001	16,900	Units	956,033
AMPHENOL CORP CLASS'A'COM STK USD0.001	27,800	Units	1,284,221
AMR CORP COM STK USD1	72,200	Units	558,106
AMSURG CORP COM STK NPV	5,835	Units	128,487
ANALOG DEVICES INC COM STK USD0.16 2/3	80,900	Units	2,554,822
ANNTAYLOR STORES CORP COM STK USD0.0068	48,600	Units	662,904
ANWORTH MORTGAGE ASSET CORP COM STK USD0.01	47,155	Units	343,288
APACHE CORP COM STK USD1.25	11,400	Units	1,176,138
APOLLO INVESTMENT CORP COM STK USD0.001	27,040	Units	265,262
APPLE INC COM STK NPV	35,700	Units	7,527,702
APTARGROUP INC COM STK USD0.01	22,700	Units	811,298
ARBITRON INC COM STK USD0.50	6,510	Units	153,115
ARCH CAPITAL GROUP COM STK USD0.01	6,200	Units	443,610
ARCHER DANIELS MIDLAND CO COM STK NPV	11,100	Units	347,541
ARES CAPITAL CORP COM STK USD0.001	37,400	Units	465,630
ARGO GROUP INTL HLDGS COM STK USD0.01	7,919	Units	230,760
ARKANSAS BEST CORP COM STK USD0.01	5,415	Units	159,363
ARRIS GROUP INC COM STK USD0.01	70,700	Units	808,101
ARROW ELECTRONICS INC COM STK USD1	37,185	Units	1,101,048
ASBURY AUTOMOTIVE GROUP INC COM STK USD0.01	21,575	Units	248,760
ASCENT MEDIA CORPORATION SER'A'USD0.01	2,905	Units	74,165
ASHLAND INC COM STK USD1	15,450	Units	612,129
ASML HOLDING NV EUR0.09(NY REG)	37,900	Units	1,292,011
ASPEN INSURANCE HLDGS COM STK USD0.15144558	5,800	Units	147,610
ASSURANT INC COM STK USD0.01	48,175	Units	1,420,199
ASSURED GUARANTY LTD COM STK USD0.01	77,200	Units	1,679,872
ASTRAZENECA PLC ADR EACH REP 1 ORD USD0.25(MGT)	20,200	Units	948,188
ATHEROS COMMUNICATIONS INC COM STK USD0.0005	41,200	Units	1,410,688
ATMEL CORP COM STK USD0.001	243,093	Units	1,120,659
ATWOOD OCEANICS INC COM STK USD1	20,800	Units	745,680
AUTONATION INC COM STK USD0.01	49,300	Units	944,095
AVNET INC COM STK USD1	44,625	Units	1,345,890
AVON PRODUCTS INC COM STK USD0.25	33,700	Units	1,061,550
BAIDU INC ADS EACH REPR 1 ORD CLS'A'SHS	2,200	Units	904,706
BALL CORP COM STK NPV	6,800	Units	351,560
BANK OF AMERICA CORP COM EQV SECS(CONS DEP SHS &	37,600	Units	560,992
BANK OF AMERICA CORP COM STK USD0.01	57,100	Units	859,926
BANK OF HAWAII CORP COM STK USD2	18,500	Units	870,610
BAXTER INTERNATIONAL INC COM STK USD1	54,800	Units	3,231,556
BE AEROSPACE INC COM STK USD0.01	31,600	Units	742,600
BEACON ROOFING SUPPLY INC COM STK USD0.01 CLS'A'	7,330	Units	117,280
BECKMAN COULTER INC COM STK USD0.10	24,386	Units	1,595,820
BED BATH AND BEYOND COM STK USD0.01	22,600	Units	873,038
BEL FUSE INC CLASS'B'SHS USD0.1	4,000	Units	85,960
BELDEN INC COM STK USD0.01	19,045	Units	418,419
BELO CORP CLASS'A'COM STK USD1.67	76,900	Units	418,336
BERKSHIRE HILLS BANCORP INC COM STK USD0.01	1,500	Units	31,020
BIG LOTS INC COM STK USD0.01	29,466	Units	853,925
BILL BARRETT CORP COM NPV	14,500	Units	451,095
BIO RAD LABORATORIES INC CLASS'A'COM STK USD0.0001	1,100	Units	106,106
BJ SERVICES COM STK USD0.10	37,600	Units	701,240
BJS WHOLESALE CLUB INC COM STK USD0.01	34,365	Units	1,124,079
BLACK BOX CORP COM STK USD0.001	4,700	Units	133,480
BLOCK(H & R) INC COM STK NPV	11,980	Units	272,785
BMC SOFTWARE INC COM STK USD0.01	32,300	Units	1,295,230
BORG-WARNER INC COM STK USD0.01	16,500	Units	548,130
BOWNE & CO INC USD0.01	32,940	Units	220,039
BP AMOCO P.L.C ADR-EACH CNV INTO 6 ORD USD0.25	18,000	Units	1,043,460
BRADY CORP 'A'NON.V USD0.01	5,375	Units	161,304
BRINK'S COMPANY BRINKS GROUP COM USD1	12,885	Units	313,621
BRISTOW GROUP INC COM STK USD0.01	13,720	Units	527,534
BROCADE COMM USD0.001	116,900	Units	891,947
BROOKS AUTOMATION INC	59,400	Units	509,652
BROWN & BROWN INC COM STK USD0.10	3,700	Units	66,489
BROWN SHOE CO INC COM STK USD3.75	19,230	Units	191,146
BUCKLE COM STK USD0.05	38,450	Units	1,125,816
BUCYRUS INTERNATIONAL INC COM STK USD0.01	35,700	Units	2,012,409
BUNGE LTD COM STK USD0.01	5,500	Units	351,065
CABLEVISION SYSTEMS CORP NY GROUP COM STK USD0.01	60,400	Units	1,559,528
CABOT CORP COM STK USD1	3,272	Units	85,825
CACI INTL INC CLASS A COM	3,900	Units	190,515
CAE INC COM NPV	112,700	Units	927,521
CALLAWAY GOLF CO COM STK USD0.01	18,110	Units	136,549
CAMBREX CORP COM STK USD0.10	9,700	Units	54,126
CAMECO CORP COM NPV	71,300	Units	2,297,765
CAMPBELL SOUP CO CAP STK USD0.0375	26,900	Units	916,618
CAPITALSOURCE INC COM STK USD0.01	37,865	Units	150,324
CAPSTEAD MTGE.CORP COM STK USD0.01	15,265	Units	216,610
CARLISLE COS INC COM STK USD1	14,499	Units	496,736
CEC ENTERTAINMENT COM STK USD0.10	7,400	Units	236,208
CELANESE CORP COM STK USD0.0001 CLS'A'	10,949	Units	351,463
CELGENE CORP COM STK USD0.01	45,900	Units	2,555,712
CENOVUS ENERGY INC NPV	16,400	Units	413,280
CENTENE CORP(DEL) COM STK USD0.001	8,435	Units	178,569
CEPHALON INC COM STK USD0.01	15,300	Units	954,873
CHARMING SHOPPES INC COM STK USD0.10	39,735	Units	257,085
CHECKPOINT SYSTEMS COM STK USD0.10	7,645	Units	116,586
CHEVRON CORP COM STK USD0.75	13,100	Units	1,008,569
CHICAGO BRIDGE & IRON CO N.V. EUR0.01 (REG)	22,700	Units	458,994
CHICOS FAS INC COM STK USD0.01	13,300	Units	186,865
CHINA MEDICAL TECHNOLOGIES INC ADR EACH REP 10 ORD	17,100	Units	240,255
CHUBB CORP COM STK USD1	19,200	Units	950,976
CIBER INC COM STK USD0.01	23,100	Units	79,695
CIGNA CORP COM STK USD0.25	50,255	Units	1,772,494
CINCINNATI BELL NC USD0.01	237,100	Units	817,995
CISCO SYSTEMS INC COM STK USD0.001	200,400	Units	4,797,576
CITY HLDG CO COM STK USD2.50	3,000	Units	96,990
CLIFFS NATURAL RESOURCES INC COM STK USD0.125	20,500	Units	944,845
CMS ENERGY CORP COM STK USD0.01	26,400	Units	413,424
COACH INC COM STK USD0.01	48,520	Units	1,772,436
COGNEX CORP COM STK USD0.002	40,500	Units	717,660
COGNIZANT TECHNOLOGY SOLUTIONS CORP COM STK	19,000	Units	860,700
COLGATE-PALMOLIVE CO COM STK USD1	30,900	Units	2,538,435
COLONY FINANCIAL INC USD0.01	6,100	Units	124,684
COMMERCE BANCSHARES INC COM STK USD5	1,575	Units	60,984
COMPUTER SCIENCES CORP COM STK USD1	38,910	Units	2,238,492
COMTECH TELECOMMUNICATIONS COM STK USD0.10	21,657	Units	759,078
CONMED CORP COM STK USD0.01	11,280	Units	257,184
CONOCOPHILLIPS COM STK USD1.25	19,100	Units	975,437
CONSOL ENERGY INC COM STK USD0.01	13,900	Units	692,220
CONSTELLATION ENERGY GROUP INC COM STK NPV	11,000	Units	389,510
CONVERGYS CORP COM STK NPV	16,800	Units	180,600
CORE LABORATORIES NV EUR0.01	1,200	Units	141,744
CORPORATE EXECUTIVE BOARD CO COM STK USD0.01	10,410	Units	237,556
COSTCO WHOLESALE CORP COM STK USD0.005	46,000	Units	2,721,820
COVANCE INC COM STK USD0.01	5,502	Units	300,244
CRA INTERNATIONAL INC COM	3,569	Units	95,114
CRACKER BARREL OLD COUNTRY STORE INC	25,400	Units	964,946
CREDIT SUISSE GROUP ADR-EACH REPR 1 ORD(DT	20,600	Units	1,012,696
CREE INC COM STK USD0.005	18,000	Units	1,014,660
CROWN MEDIA HOLDINGS CLASS'A'COM STK USD0.01	41,400	Units	60,030
CUMMINS INC COM STK USD2.50	71,000	Units	3,256,060
CVB FINANCIAL NPV	14,811	Units	129,226
CYTEC INDUSTRIES INC COM STK USD0.01	5,155	Units	187,745
DARDEN RESTAURANTS INC COM STK NPV	12,900	Units	452,403
DAVITA INC COM STK USD0.001	9,910	Units	582,113
DECKERS OUTDOOR CORP COM STK USD0.01	3,700	Units	376,364
DELPHI FINANCIAL GROUP INC CLASS'A'COM STK USD0.01	10,600	Units	237,122
DIEBOLD INC COM STK USD1.25	25,875	Units	736,144
DISCOVERY COMMUNICATIONS INC CLS 'A' USD0.01	29,050	Units	890,964
DISCOVERY COMMUNICATIONS INC CLS 'C' USD0.01	29,050	Units	770,406
DOLBY LABORATORIES INC COM STK USD0.001 CLASS 'A'	29,000	Units	1,384,170
DOLE FOOD CO INC USD0.001	43,910	Units	544,923
DOLLAR TREE INC COM STK USD0.01	18,800	Units	908,040
DONNELLEY(R.R.)& SONS CO COM STK USD1.25	43,336	Units	965,093
DOVER CORP COM STK USD1	17,800	Units	740,658
DOW CHEMICAL CO COM STK USD2.50	12,400	Units	344,472
DRESS BARN INC COM STK USD0.05	6,555	Units	151,421
DTE ENERGY CO COM STK NPV	9,000	Units	397,080
DU PONT(E.I.)DE NEMOURS & CO COM STK USD0.30	10,600	Units	356,902
DUKE REALTY CORP COM STK USD0.01	68,379	Units	832,172
DYNCORP INTERNATIONAL INC COM STK USD0.01	64,300	Units	922,705
E TRADE FINANCIAL CORP COM STK USD0.01	262,860	Units	460,005
EARTHLINK INC COM STK USD0.01	26,355	Units	219,010
EAST WEST BANCORP INC COM STK USD0.01	28,310	Units	447,298
EASTMAN CHEMICAL CO COM STK USD0.01	5,500	Units	333,740
EATON CORP COM USD0.50	14,100	Units	897,042
EBIX. COM INC USD0.10	3,900	Units	190,437
EDISON INTERNATIONAL COM STK NPV	10,400	Units	364,988
EL PASO ELECTRIC CO COM STK NPV	16,400	Units	332,592
ELECTRONICS FOR IMAGING INC COM STK USD0.01	11,860	Units	154,299
EMULEX CORP COM STK USD0.10	19,999	Units	217,989
ENCANA CORP COM NPV	16,400	Units	531,196
ENDURANCE SPECIALTY HLDGS LTD USD1	19,500	Units	725,985
ENERGEN CORP COM STK USD0.01	18,900	Units	884,520
ENERSYS COM USD0.01	18,605	Units	406,891
ENI ADR EACH REP 2 ORD (MGT)	18,800	Units	951,468
ENSCO PLC	21,100	Units	842,734
ENSTAR GROUP LIMITED SHS	800	Units	58,416
EQUIFAX INC COM STK USD1.25	15,785	Units	487,599
EXPRESS SCRIPTS INC COM STK USD0.01	14,400	Units	1,244,880
EXXON MOBIL CORP COM STK NPV	13,800	Units	941,022
FAMILY DOLLAR STORES INC COM STK USD0.10	8,100	Units	226,517
FBR CAPITAL MARKETS COM STK USD0.001	37,540	Units	231,997
FEDERATED INVESTORS INC COM STK CLASS'B'USD0.01	6,780	Units	186,450
FIDELITY NATIONAL FINANCIAL INC CLASS 'A' COM STK	13,850	Units	186,421
FIFTH STREET FINANCE CORP USD0.01	19,245	Units	206,691
FINISH LINE INC CLASS'A'COM STK USD0.01	13,680	Units	171,684
FIRST AMERICAN CORP COM STK USD1	6,180	Units	205,979
FIRST CITIZENS BANCSHARES INC NRTH CLASS'A'SHS	1,495	Units	245,643
FIRST MIDWEST BANCORP COM STK USD0.01	15,219	Units	165,887
FIRSTENERGY CORP COM STK USD0.10	8,700	Units	404,115
FLOWSERVE CORP COM STK USD1.25	14,000	Units	1,327,092
FLUOR CORP(NEW) COM STK USD0.01	-	Units	2,263
FLUSHING FINANCIAL CORP COM STK USD0.01	49,300	Units	555,118
FNB CORP PA COM STK USD0.01	24,352	Units	165,350
FOOT LOCKER INC COM STK USD0.01	20,430	Units	227,590
FORD MOTOR CO COM STK USD0.01	95,800	Units	958,000
FOREST LABORATORIES INC COM STK USD0.10	30,718	Units	986,355
FRANKLIN RESOURCES INC COM STK USD0.10	9,700	Units	1,024,029
FRESH DEL MONTE PRODUCE NV COM STK USD0.01	12,075	Units	266,858
FTI CONSULTING INC COM STK USD0.01	9,360	Units	441,418
FULLER(H.B.)CO COM STK USD1	12,400	Units	282,100
G & K SERVICES INC CLASS'A'COM STK USD0.50	7,580	Units	190,485
GAMESTOP CORPORATION NEW CLASS 'A' COM USD0.001	48,809	Units	1,070,869
GANNETT CO INC COM STK USD1	37,700	Units	561,353
GAP INC COM STK USD0.05	40,800	Units	854,760
GARDNER DENVER INC COM STK USD0.01	6,050	Units	257,428
GENCORP INC COM STK USD0.10	65,400	Units	457,800
GENERAL CABLE CORP COM STK USD0.01	18,600	Units	547,212
GILEAD SCIENCES INC COM STK USD0.001	112,000	Units	4,847,360
GLAXOSMITHKLINE ADR EACH REPR 2 ORD GBP0.25	22,502	Units	963,402
GLOBAL PAYMENTS INC COM STK USD0.001	8,755	Units	471,544
GOLDMAN SACHS GROUP INC COM STK USD0.01	29,400	Units	4,963,896
GOODRICH CORP COM STK USD5	26,700	Units	1,722,684
GOODRICH PETROLEUM CORPORATION COM STK USD0.20	35,700	Units	869,295
GOOGLE INC COM STK USD0.001 CLS'A'	12,619	Units	7,823,528
GRACO INC COM STK USD1	5,000	Units	142,850
GRANITE CONSTRUCTION COM STK USD0.01	3,710	Units	125,361
GREATBATCH INC COM STK USD0.001	2,261	Units	43,479
GREIF INC COM STK CLASS'A' NPV	2,400	Units	130,464
GRIFFON CORP COM STK USD0.25	33,101	Units	404,494
GROUP 1 AUTOMOTIVE INC COM STK NPV	5,245	Units	148,696
GUESS INC COM STK USD0.01	11,100	Units	469,530
GYMBOREE CORP COM STK USD0.001	3,415	Units	148,518
HAEMONETICS CORP COM STK USD0.01	4,785	Units	263,893
HANGER ORTHOPEDICCOM USD0.01	8,660	Units	119,768
HANOVER INSURANCE GROUP INC COM STK USD0.01	10,330	Units	458,962
HARMONIC INC COM STK USD0.001	157,400	Units	996,342
HARRIS CORP COM STK USD1	11,340	Units	539,217
HARRIS STRATEX NETWORKS INC COM STK USD0.01	26,500	Units	183,115
HARSCO CORP COM STK USD1.25	37,293	Units	1,201,953
HARTE-HANKS INC COM STK USD1	9,829	Units	105,957
HARTFORD FINANCIAL SERVICES GRP INC COM STK	55,200	Units	1,286,187
HATTERAS FINANCIAL CORP USD0.001	6,360	Units	185,458
HCC INSURANCE HLDG COM STK USD1	29,600	Units	831,908
HEALTH CARE REIT INC COM STK USD1	1,020	Units	45,206
HEARTLAND PAYMENT SYSTEMS INC COM STK USD0.001	12,525	Units	164,453
HEIDRICK & STRUGGLES COM STK USD0.01	31,805	Units	993,588
HEINZ(H.J.)CO COM STK USD0.25	22,800	Units	984,504
HELIX ENERGY SOLUTIONS GROUP INC COM STK NPV	24,055	Units	282,646
HELMERICH & PAYNE INC COM STK USD0.10	35,200	Units	1,403,776
HERBALIFE LTD	23,200	Units	941,224
HEWITT ASSOCIATES COM USD0.01 CLASS A	7,515	Units	317,584
HEWLETT-PACKARD CO COM STK USD0.01	110,800	Units	5,715,564
HEXCEL CORP COM STK USD0.01	57,000	Units	739,860
HILLENBRAND INC NPV	19,070	Units	359,279
HORACE MANN EDUCATORS CORP COM STK USD0.001	7,370	Units	92,125
HORNBECK OFFSHORE SERVICES INC COM STK USD0.01	3,171	Units	73,821
HOSPIRA INC COM STK USD0.01	14,900	Units	759,900
HUMANA INC COM STK USD0.166	26,900	Units	1,180,641
IAC/INTERACTIVE CORP COM STK USD0.01	20,500	Units	419,840
ICT GROUP INC COM STK USD0.01	6,300	Units	102,879
ILLUMINA INC COM STK USD0.01	24,600	Units	753,990
IMATION CORP COM STK USD0.01	14,280	Units	124,522
INDEPENDENT BANK CORP(MASS) COM STK USD0.01	2,500	Units	52,675
INFINITY PROPERTY & CASUALTY CORP COM NPV	3,150	Units	128,016
INGRAM MICRO INC CLASS'A'COM STK USD0.01	21,915	Units	382,417
INSIGHT ENTERPRISE INC COM STK USD0.01	25,445	Units	290,582
INTEGRATED DEVICE TECHNOLOGY INC COM STK USD0.001	95,311	Units	616,662
INTEGRYS ENERGY GROUP INC COM STK USD1	9,842	Units	413,266
INTEL CORP COM STK USD0.001	153,300	Units	3,127,320
INTERACTIVE DATA CORP COM STK NPV	7,600	Units	192,280
INTERMEC INC COM STK USD0.01	48,700	Units	626,282
INTERNATIONAL BUS MACH CORP COM STK USD0.20	9,600	Units	1,256,640
INTERNATIONAL PAPER CO COM STK USD1	13,200	Units	353,496
INTERNATIONAL SPEEDWAY CORP CLASS'A'COM STK	11,835	Units	336,706
INVACARE CORP COM STK NPV	5,380	Units	134,244
INVENTIV HEALTH INC COM STK USD0.001	8,200	Units	132,594
ION GEOPHYSICAL CORPORATION COM STK USD0.01	84,900	Units	502,608
ISIS PHARMACEUTICAL COM STK USD0.001	62,000	Units	688,200
ITT EDUCATIONAL SERVICES INC COM STK USD0.01	26,200	Units	2,514,152
JACK IN THE BOX INC COM STK USD0.01	8,900	Units	175,063
JACKSON HEWITT TAX SERVICE INC COM STK USD0.01	17,700	Units	77,880
JOHNSON & JOHNSON COM STK USD1	14,800	Units	953,268
JOHNSON CONTROLS INC COM STK USD0.01388	71,800	Units	1,965,166
JONES LANG LASALLE INC COM STK USD0.01	7,965	Units	481,086
JOY GLOBAL INC COM STK USD1	24,100	Units	1,243,319
JPMORGAN CHASE & CO COM STK USD1	81,900	Units	3,412,773
JUNIPER NETWORKS COM STK USD0.00001	70,300	Units	1,874,901
KANSAS CITY SOUTHERN COM STK USD0.01	25,200	Units	838,908
KB HOME COM STK USD1	40,800	Units	558,144
KBR INC COM STK USD0.001	50,400	Units	959,860
KENNAMETAL INC CAP STK USD1.25	7,400	Units	191,808
KFORCE INC COM STK USD0.01	5,092	Units	63,650
KIMBERLY-CLARK CORP COM STK USD1.25	14,500	Units	932,495
KINDRED HEALTHCARE INC COM STK USD0.25	21,215	Units	391,629
KINROSS GOLD CORP COM STK NPV	38,300	Units	704,720
KNIGHT CAPITAL GROUP INC CLASS'A' COM STK USD0.01	29,605	Units	455,917
KNOLL INC COM STK USD1	19,720	Units	203,708
KNOLL INC COM STK USD1	16,555	Units	171,013
KOHLS CORP COM STK USD0.01	33,000	Units	1,779,690
L-1 IDENTITY SOLUTIONS INC COM STK USD0.001	47,400	Units	355,026
LAM RESEARCH CORP COM STK USD0.001	34,000	Units	1,333,140
LANCE INC COM STK USD0.833	6,200	Units	163,060
LANDSTAR SYSTEMS INC COM STK USD0.01	6,740	Units	261,310
LAS VEGAS SANDS CORP COM STK USD0.001	72,400	Units	1,081,656
LAZARD LTD COM STK CLASS 'A' USD0.01	36,460	Units	1,384,386
LENNAR CORP COM STK USD0.10	26,340	Units	336,362
LENNOX INTERNATIONAL INC COM STK USD0.01	4,970	Units	194,725
LEXMARK INTERNATIONAL INC CLASS'A'COM STK USD0.01	7,175	Units	186,407
LIBERTY MEDIA HOLDING COM STK NPV CAP'A' WI	13,200	Units	315,216
LIFE TECHNOLOGIES CORP COM	16,100	Units	840,903
LIFE TIME FITNESS INC COM STK USD0.02	4,457	Units	111,113
LIFEPOINT HOSPITALS INC COM STK USD0.01	8,770	Units	285,113
LILLY(ELI)& CO COM STK NPV	26,000	Units	928,460
LIN TV CORP COM STK USD0.01	86,100	Units	384,006
LINCARE HLDGS INC COM STK USD0.01	11,570	Units	429,478
LINCOLN ELECTRIC HLDGS INC COM STK NPV	15,970	Units	858,060
LINCOLN NATIONAL CORP COM STK USD1.25	34,805	Units	865,948
LIVE NATION ENTERTAINMENT INC COM STK USD0.01	56,125	Units	477,624
LODGENET INTERATIVE CORP	45,200	Units	249,956
LONGTOP FINANCIAL TECHNOLOGIES ADR EACH REPR 1 ORD	13,500	Units	499,770
LSI CORPORATION COM STK USD0.01	123,700	Units	743,437
LUBRIZOL CORP COM STK NPV	4,900	Units	357,455
MACK CALI REALTY CORP COM STK USD0.01	2,500	Units	86,425
MANPOWER INC COM STK USD0.01	5,530	Units	301,827
MANTECH INTERNATIONAL CORP COM STK USD0.01	19,500	Units	941,460
MARATHON OIL CORP COM STK USD1	28,900	Units	902,258
MARRIOTT INTERNATIONAL INC COM STK USD0.01 CL'A'	58,283	Units	1,588,206
MARSHALL & ILSLEY CORP NEW COM STK USD1	47,300	Units	257,785
MASTERCARD INC COM STK	17,300	Units	4,428,454
MATTHEWS INTL CORP CLASS'A'COM STK USD1	5,120	Units	181,402
MAX CAPITAL GROUP COM STK USD1	30,930	Units	689,739
MAXIM INTEGRATED PRODUCTS COM STK USD0.001	66,000	Units	1,339,800
MAXIMUS INC COM STK NPV	7,196	Units	359,800
MB FINANCIAL INC COM STK USD0.01	2,376	Units	46,855
MCDONALD'S CORP COM STK USD0.01	13,400	Units	836,696
MCKESSON CORP COM STK USD0.01	15,100	Units	945,562
MDC HLDGS INC COM STK USD0.01	3,920	Units	121,677
MEADWESTVACO CORPORATION COM NPV	31,700	Units	907,571
MEDCO HEALTH SOLUTIONS INC COM STK USD0.01	68,600	Units	4,384,226
MEDTRONIC INC COM STK USD0.10	21,500	Units	945,570
MENS WEARHOUSE INC COM STK USD0.01	8,375	Units	176,378
METLIFE INC COM STK USD0.01	28,100	Units	993,335
METTLER TOLEDO COM STK USD0.01	4,400	Units	461,956
MFA FINANCIAL INC COM STK USD0.01	96,080	Units	732,130
MICROCHIP TECHNOLOGY COM STK USD0.001	25,200	Units	732,312
MICROSOFT CORP COM STK USD0.00000625	83,200	Units	2,536,768
MICROSTRATEGY INC.	1,600	Units	150,432
MILLER(HERMAN) INC COM STK USD0.20	74,200	Units	1,187,179
MINERALS TECHNOLOGIES INC COM STK USD0.10	1,900	Units	103,493
MOLINA HEALTHCARE INC COM STK USD0.001	3,000	Units	68,610
MONRO MUFFLER BRAKE INC COM STK USD0.01	3,840	Units	128,410
MONSANTO CO COM STK USD0.01	900	Units	73,575
MONSTER WORLDWIDE INC COM STK USD0.001	14,120	Units	245,688
MOOG INC CLASS'A'(LIM.V)USD1	7,000	Units	204,610
MPS GROUP INC COM STK USD0.01	18,910	Units	259,823
MUELLER INDUSTRIES INC COM STK USD0.01	5,185	Units	128,795
MUELLER WATER PRODUCTS INC COM STK USD0.01 SER'A'	28,355	Units	147,446
MYERS INDUSTRIES INC COM STK NPV	6,200	Units	56,792
MYLAN INC COM STK USD0.50	64,300	Units	1,185,049
MYRIAD GENETICS INC COM STK USD0.01	76,000	Units	1,983,600
NATIONAL PENN BANCSHARES COM STK NPV	23,164	Units	134,120
NATIONWIDE HEALTH PROPERTIES INC COM STK USD0.10	5,400	Units	189,972
NAVIGANT CONSULTING INC COM STK USD0.001	21,935	Units	325,954
NAVIGATORS GROUP INC COM STK USD0.10	900	Units	42,399
NBTY INC COM STK USD0.008	12,859	Units	559,881
NETAPP INC COM	119,100	Units	4,095,849
NEW YORK TIMES CO COM CLASS'A'STK USD0.10	37,000	Units	457,320
NII HOLDINGS INC COM STK USD0.001	11,400	Units	382,812
NIKE INC CLASS'B'COM STK NPV	44,000	Units	2,918,960
NISOURCE INC COM STK NPV	25,700	Units	395,266
NOBLE CORPORATION CHF0.01	53,500	Units	2,177,450
NOBLE ENERGY INC COM STK USD3.33 1/3	10,300	Units	733,566
NORDSTROM INC COM STK NPV	28,800	Units	1,082,304
NORTHWEST NATURAL GAS CO COM STK USD3.167	3,900	Units	175,656
NOVELLUS SYSTEMS INC COM STK NPV	46,900	Units	1,094,646
NU SKIN ENTERPRISES INC CLASS'A'COM STK USD0.001	17,925	Units	481,645
NUANCE COMMUNICATIONS INC COM STK USD0.001	11,400	Units	177,156
NV ENERGY INC COM STK USD0.01	45,775	Units	566,695
NVR INC COM STK USD0.01	2,697	Units	1,916,785
OCCIDENTAL PETROLEUM CORP COM USD0.20	50,600	Units	4,133,008
OCEANEERING INTERNATIONAL INC COM STK USD0.25	3,000	Units	175,560
OLD DOMINION FREIGHT LINE INC COM STK USD0.10	4,000	Units	122,800
OLIN CORP COM STK USD1	8,280	Units	145,066
OMNICARE INC COM STK USD1	27,980	Units	676,556
ONYX PHARMACEUTICALS COM STK USD0.001	21,800	Units	639,612
ORACLE CORP COM STK USD0.01	56,500	Units	1,386,510
O'REILLY AUTOMOTIVE INC COM STK USD0.01	30,000	Units	1,143,600
ORIENT EXPRESS HOTELS LTD CLS'A'COM STK USD0.01	74,100	Units	751,374
OSHKOSH CORPORATION	6,185	Units	229,031
OSI PHARMACEUTICALS INC COM STK USD0.01	23,100	Units	716,793
OXFORD INDUSTRIES INC COM STK USD1	3,000	Units	62,040
PACTIV CORP COM STK USD0.01	54,400	Units	1,313,216
PALL CORP COM STK USD0.10	41,800	Units	1,513,160
PALM INC COM STK USD0.001	61,900	Units	621,476
PANTRY INC COM STK USD0.01	3,900	Units	53,001
PARAMETRIC TECHNOLOGY CORP NEW COM STK USD0.01	13,315	Units	217,567
PARKER-HANNIFIN CORP COM STK USD0.50	16,850	Units	907,878
PARTNERRE COM STK USD1	5,240	Units	391,218
PDL BIOPHARMA INC COM STK USD0.01	73,500	Units	504,210
PEPSICO INC CAP STK USD0.0166	28,600	Units	1,755,350
PERRIGO CO COM STK NPV	5,710	Units	227,486
PETROLEO BRASILEIRO SA PETROBRAS ADS EACH REP 2	30,600	Units	1,464,978
PFIZER INC COM STK USD0.05	135,600	Units	2,466,564
PG&E CORP COM STK NPV	15,400	Units	694,078
PHARMERICA CORPORATION COM STK USD0.01	5,745	Units	91,231
PHH CORP COM STK NPV	26,470	Units	426,432
PHILIP MORRIS INTERNATIONAL INC NPV	18,700	Units	911,999
PINNACLE WEST CAPITAL CORP COM STK USD2.50	30,000	Units	1,097,400
PITNEY BOWES INC COM STK USD1	40,200	Units	914,952
PLATINUM UNDERWRITERS HLDGS LTD SHS	16,610	Units	635,997
PNM RESOURCES INC COM STK USD5	33,160	Units	419,474
PPG INDUSTRIES INC COM STK USD1.666	5,700	Units	333,678
PRAXAIR INC COM STK USD0.01	15,200	Units	1,220,712
PRECISION CASTPARTS CORP COM NPV	44,930	Units	4,958,026
PRICE T ROWE GROUP INC COM STK USD0.20	20,500	Units	1,091,625
PRICELINE.COM INC COM STK USD0.008	5,800	Units	1,267,300
PROASSURANCE CORP COM STK USD0.01	2,015	Units	108,226
PROCTER & GAMBLE CO COM STK NPV	15,100	Units	915,513
PROGRESS SOFTWARE CORP COM STK USD0.01	7,171	Units	209,465
PROSPERITY BANCSHARES INC COM STK USD1	5,000	Units	203,125
PRUDENTIAL FINANCIAL INC COM STK USD0.01	20,200	Units	1,005,152
PSYCHIATRIC SOLUTIONS INC COM STK USD0.01	6,205	Units	131,174
PULTE GROUP INC COM STK USD0.01	30,335	Units	303,350
QUALCOMM INC COM STK USD0.0001	138,400	Units	6,402,384
QUESTAR CORP COM STK NPV	10,500	Units	436,485
QWEST COMMUNICATIONS INTL INC COM STK USD0.01	92,100	Units	387,741
RAMCO-GERSHENSON PROPERTIES TRUST SBI USD0.01	10,456	Units	101,457
RAYMOND JAMES FINANCIAL INC COM STK USD0.01	40,000	Units	955,200
RAYONIER INC COM STK NPV	5,100	Units	215,016
RC2 CORP COM STK USD0.01	24,815	Units	366,021
REDWOOD TRUST INC COM STK USD0.01	22,035	Units	324,135
REGENCY CENTERS CORP COM STK USD0.01	3,055	Units	107,108
REGENERON PHARMACEUTICALS INC COM STK USD0.001	50,700	Units	1,225,926
REGIS CORP COM STK USD0.05	18,990	Units	295,674
REHABCARE GROUP INC COM	5,705	Units	173,603
REINSURANCE GROUP OF AMERICA USD0.01	19,120	Units	911,068
RELIANCE STEEL & ALUMINIUM COM STK NPV	8,500	Units	368,220
RENAISSANCERE HLDGS COM STK USD1	3,320	Units	176,458
RENT-A-CENTER INC COM STK USD0.01	17,820	Units	315,770
REYNOLDS AMERICAN INC COM STK USD0.0001	17,700	Units	955,839
RF MICRO DEVICES INC COM STK NPV	140,800	Units	671,616
ROBERT HALF INTERNATIONAL INC COM STK USD1	30,400	Units	812,592
ROCHE HLDG AG ADR-REPR GENUS PTG CERT NPV	41,100	Units	1,747,371
ROCK-TENN CO CLASS'A'COM STK USD0.01	2,620	Units	132,074
ROSETTA RESOURCES INC COM STK USD0.01	8,580	Units	170,999
ROSS STORES INC COM STK USD0.01	20,000	Units	854,200
ROWAN COS INC COM STK USD0.125	23,900	Units	541,096
ROYAL CARIBBEAN CRUISES COM STK USD0.01	35,400	Units	894,912
ROYAL DUTCH SHELL ADR EACH REPR 2'A'SHS	16,200	Units	973,782
RTI INTERNATIONAL METALS INC COM STK USD0.01	54,830	Units	1,380,071
RUDDICK CORP COM STK USD1	16,000	Units	413,600
RYDER SYSTEM INC COM STK USD0.50	1,000	Units	41,170
S & T BANCORP INC COM STK USD2.50	5,314	Units	90,391
SAKS INC COM STK USD0.10	78,000	Units	511,680
SALESFORCE.COM INC COM STK USD0.001	30,200	Units	2,227,854
SANOFI-AVENTIS ADR ECH REP 1/2 ORD EUR2 SPON	24,000	Units	942,480
SAP AG ADR EACH 1 REP 1 COM NPV(SPONS)LEVEL II	44,700	Units	2,092,407
SARA LEE CORP COM STK USD0.01	64,400	Units	791,476
SCHLUMBERGER COM STK USD0.01	45,500	Units	2,971,150
SCHOLASTIC CORP COM STK USD0.01	1,700	Units	50,711
SCHWAB(CHARLES)CORP COM STK USD0.01	196,800	Units	3,703,776
SCOTTS MIRACLE-GRO CO CLASS'A'COM STK NPV	13,505	Units	530,882
SEABRIGHT INSURANCE HLDGS INC COM STK USD0.01	7,400	Units	85,026
SEACHANGE INTERNATIONAL INC COM STK USD0.01	82,600	Units	542,682
SEAGATE TECHNOLOGY HLDGS COM STK USD0.00001	20,500	Units	372,895
SEATTLE GENETICS INC COM STK USD0.01	59,600	Units	605,536
SELECT MEDICAL HLDGS CORP NPV	41,990	Units	445,934
SEMPRA ENERGY CORP COM STK NPV	6,600	Units	372,042
SENSIENT TECHNOLOGIES CORP COM STK USD0.10	7,420	Units	195,146
SERVICE CORPORATION INTERNATIONAL COM STK USD1	55,460	Units	454,217
SHIRE PLC	28,780	Units	1,689,386
SIMON PPTY GROUP INC NEW COM	11,045	Units	881,391
SINCLAIR BROADCAST GROUP INC CLASS'A'COM STK	60,000	Units	241,800
SKECHERS USA INC CLASS'A'COM STK USD0.001	15,345	Units	451,296
SKYWEST INC COM STK NPV	3,000	Units	50,880
SKYWORKS SOLUTIONS INCCOM	57,300	Units	813,087
SLM CORP COM STK USD0.20	75,900	Units	855,393
SONOCO PRODUCTS CO COM STK NPV	31,200	Units	912,600
SOUTHWESTERN ENERGY CO COM STK USD0.10	55,600	Units	2,679,920
SPARTAN STORES INC COM STK USD0.01	12,300	Units	175,767
ST MARY LAND & EXPLORATION COM STK USD0.01	5,200	Units	178,048
ST.JUDE MEDICAL INC COM STK USD0.10	42,000	Units	1,544,760
STANCORP FINANCIAL GROUP COM STK NPV	1,300	Units	52,026
STANDEX INTERNATIONAL CORP COM STK USD1.5	9,100	Units	182,819
STAPLES INC COM STK USD0.0006	32,000	Units	786,880
STARBUCKS CORP COM STK NPV	43,100	Units	993,886
STATE AUTO FINANCIAL CORP COM STK NPV	5,390	Units	99,715
STEEL DYNAMICS INC COM STK USD0.01	58,200	Units	1,035,669
STEELCASE INC COM STK NPV	71,100	Units	455,040
STERIS CORP COM STK NPV	3,500	Units	97,895
STIFEL FINANCIAL CORP COM STK USD0.15	2,650	Units	156,986
STILLWATER MINING CO COM STK USD0.01	107,100	Units	1,015,308
SUNOCO INC COM STK USD1	27,900	Units	728,190
SVB FINANCIAL GROUP COM STK USD0.001	8,865	Units	369,582
SY BANCORP INC COM STK NPV	1,400	Units	30,128
SYBASE INC COM STK USD0.001	13,674	Units	593,452
SYKES ENTERPRISES INC COM STK USD0.01	6,900	Units	175,743
SYMMETRY MEDICAL INC COM STK USD0.0001	17,000	Units	137,020
TALISMAN ENERGY INC COM NPV	53,800	Units	1,002,832
TARGET CORP COM STK USD0.0833	40,700	Units	1,968,659
TAUBMAN CENTRES INC COM STK USD0.01	1,500	Units	53,865
TCF FINANCIAL COM STK USD0.01	9,700	Units	132,114
TECHNITROL INC COM STK USD0.125	17,970	Units	79,158
TECO ENERGY INC COM STK USD1	24,500	Units	397,390
TELEDYNE TECHNOLOGIES INC COM STK USD0.01	23,100	Units	886,116
TEMPUR PEDIC INTERNATIONAL INC COM STK USD0.01	18,640	Units	440,463
TENCENT HLDGS LIMITED UNSP ADR EACH REPR 1SH	55,000	Units	1,190,750
TERADATA CORP DEL COM	8,100	Units	254,583
TERADYNE INC COM STK USD0.125	15,025	Units	161,218
TEVA PHARMACEUTICAL INDUSTRIES ADR EACH CNV INTO 1	52,400	Units	2,943,832
TEXAS INSTRUMENTS INC COM STK USD1	47,500	Units	1,237,850
THE MOSAIC COMPANY	22,500	Units	1,343,925
TIFFANY & CO COM STK USD0.01	24,300	Units	1,048,895
TJX COS INC COM STK USD1	49,100	Units	1,794,605
TOLL BROS INC COM STK USD0.01	14,495	Units	272,651
TORO CO COM STK USD1	5,375	Units	225,696
TOTAL S A SPONSORED ADR(CNV 1/2 SHS EUR10)	15,900	Units	1,018,236
TOWER GROUP INC COM STK USD0.01	2,380	Units	55,716
TRANSDIGM INC USD0.01	16,196	Units	769,148
TRAVELERS COS INC/THE	20,000	Units	997,200
TRIMBLE NAVIGATION COM STK NPV	41,800	Units	1,053,360
TRIQUINT SEMI CONDUCTOR INC COM STK USD0.001	155,800	Units	934,800
TRUE RELIGION APPAREL INC COM STK USD0.00001	40,900	Units	756,241
TRUSTMARK CORP COM STK NPV	699	Units	15,755
TUTOR PERINI CORP COM STK USD1	6,105	Units	110,378
TW TELECOM INC CLS'A'COM STK USD0.01	72,200	Units	1,237,508
ULTRA PETROLEUM CORP COM NPV	15,700	Units	782,802
UNIFI INC COM STK USD0.10	95,000	Units	368,600
UNILEVER ADS-EACH REPR 1 ORD(JPM)	79,840	Units	2,546,896
UNION PACIFIC CORP COM STK USD2.50	26,600	Units	1,706,922
UNITED AMERICA INDEMNITY LTD COM STK	7,519	Units	59,550
UNITED BANKSHARES INC COM STK USD2.50	3,700	Units	74,999
UNITED RENTALS INC COM STK USD0.01	66,966	Units	656,936
UNITED STATES CELLULAR CORP COM STK USD1	19,900	Units	843,959
UNITED STATES STEEL CORP COM STK USD1	4,100	Units	225,992
UNITED STATIONERS INC COM STK USD0.10	8,200	Units	466,170
UNITED TECHNOLOGIES CORP COM STK USD1	22,310	Units	1,548,537
UNITEDHEALTH GROUP INC COM STK USD0.01	29,000	Units	883,920
UNIVERSAL CORP COM STK NPV	5,120	Units	233,523
URS CORP COM STK USD0.01	9,900	Units	440,748
USEC INC COM STK USD0.10	83,290	Units	320,667
UTI WORLDWIDE INC ORD NPV	31,200	Units	446,784
VALIDUS HOLDING LTD COM STK USD0.175	27,824	Units	749,589
VALLEY NATIONAL BANCORP COM STK NPV	3,780	Units	54,130
VALMONT INDUSTRIES INC COM STK USD1	13,200	Units	1,037,520
VALSPAR CORP COM STK USD0.50	41,800	Units	1,141,140
VCA ANTECH INC COM STK USD0.01	9,265	Units	230,884
VECTREN CORP COM NPV	12,200	Units	301,096
VERISIGN COM STK USD0.001	41,600	Units	1,008,384
VERTEX PHARMACEUTICAL COM STK USD0.01	25,800	Units	1,105,530
VF CORP COM STK NPV	9,400	Units	688,456
VIAD CORP COM STOCK USD1.5	8,300	Units	171,561
VISA INC USD0.0001 'A'	63,000	Units	5,509,980
VISHAY INTL USD0.10	89,900	Units	750,665
VMWARE INC CLS'A'COM STK USD0.01	13,200	Units	559,416
WADDELL & REED FINL INC CL A	77,800	Units	2,390,794
WALT DISNEY(HLDG)CO DISNEY COM STK USD0.01	101,100	Units	3,295,860
WARNACO GROUP INC CLS'A'COM STK USD0.01	2,770	Units	116,866
WATERS CORP COM STK USD0.01	21,500	Units	1,332,140
WATSON WYATT WORLDWIDE INC CLASS'A'COM STK USD0.01	10,520	Units	500,699
WELLPOINT INC COM STK USD0.01	15,700	Units	915,153
WERNER ENTERPRISES INC COM STK USD0.01	41,100	Units	813,369
WESCO INTERNATIONAL INC COM STK USD0.01	50,635	Units	1,367,651
WESTAMERICA BANCORP COM STK NPV	3,100	Units	171,647
WESTERN DIGITAL CORP COM STK USD0.01	29,400	Units	1,298,010
WESTERN UNION COMPANY (THE) COM STK USD0.01	115,500	Units	2,177,175
WHIRLPOOL CORP COM STK USD1	10,200	Units	822,732
WHITING PETROLEUM CORP COM STK USD0.001	3,600	Units	257,220
WILLIS GROUP HOLDINGS COM STK USD0.000115	18,253	Units	486,260
WILMINGTON TRUST CORP COM STK NPV	11,285	Units	139,257
WORLD FUEL SERVICES CORP COM STK USD0.01	12,060	Units	323,540
ZIMMER HOLDINGS INC COM STK USD0.01	10,600	Units	626,566
ZOLL MEDICAL CORP COM STK USD0.01	5,755	Units	153,774
ZORAN CORP COM STK USD0.001	13,085	Units	144,589
Total Corporate Stock - Domestic			$471,790,974

Corporate Debt Securities

3M CO 5.7% NTS 15/MAR/2037 USD2000	50,000	Units	53,018
ABBOTT LABORATORIES 5.125% SRN 01/APR/2019 USD2000	75,000	Units	79,409
ALABAMA POWER CO 6% SR NTS 01/MAR/2039 USD1000	50,000	Units	53,697
ALTRIA GROUP INC 8.5% NTS 10/NOV/2013 USD1000	125,000	Units	145,959
AMERICAN EXPRESS CO 7.25% LN STK 20/MAY/2014	100,000	Units	113,663
ANADARKO PETROLEUM CORP 5.95% SNR NTS 15/SEP/2016	50,000	Units	54,961
ARCELORMITTAL SA 9% LN STK 15/FEB/2015 USD1000	75,000	Units	91,132
AT&T WIRELESS SERVICES INC 8.75% SNR NTS	100,000	Units	132,148
BANC OF AMERICA COMMERCIAL MORTGAGE 5.8379% BDS	90,000	Units	88,336
BANK OF AMERICA CORP 5.65% BDS 01/MAY/2018 USD5000	150,000	Units	153,754
BANK OF NEW YORK MELLON CORP 4.95% BDS 01/NOV/2012	125,000	Units	135,654
BARCLAYS BANK PLC 5.00% 22/SEP/2016	75,000	Units	77,667
BAYVIEW COMMERCIAL ASSET TRUST 2005-3A A1 VAR	263,552	Units	166,033
BAYVIEW COMMERCIAL ASSET TRUST 2005-4 A-2 14	152,966	Units	96,270
BEAR STEARNS CO 7.25% BDS 01/FEB/2018 USD1000	125,000	Units	147,258
BERKSHIRE HATHAWAY FINANCE CORP 5% GTD SNR NTS	125,000	Units	136,774
BERKSHIRE HATHAWAY FINANCE CORP 5.4% SNR NOTE	25,000	Units	26,292
BOSTON PROPERTIES INC 5.875% BDS 15/OCT/2019	50,000	Units	50,826
BRITISH TELECOMMUNICATIONS 5.95% SNR NTS	125,000	Units	130,474
CISCO SYSTEMS INC 5.5% BDS 22/FEB/2016 USD1000	150,000	Units	167,641
CITIGROUP INC 6.125% NTS 15/MAY/2018 USD1000	125,000	Units	126,654
CITIGROUP INC 8.50% BDS 22/MAY/2019 USD1000	25,000	Units	29,099
COCA-COLA ENTERPRISES INC 7.375% NTS 03/MAR/2014	75,000	Units	88,783
COMCAST CORP 5.875% BD15/FEB/2018 USD1000	75,000	Units	81,283
CONOCOPHILLIPS 6.5% NTS 01/FEB/2039 USD1000	75,000	Units	85,269
COVIDIEN INTERNATIONAL FINANCE 6% GTD SNR NTS	58,000	Units	63,424
CREDIT SUISSE NEW YORK BRANCH SR NT 5.5%	125,000	Units	136,796
CVS CAREMARK CORP 6.6% BDS 15/MAR/2019 USD1000	125,000	Units	139,215
DAIMLERCHRYSLER NA HOLDINGS CORPORATION 6.5%	75,000	Units	82,841
DOW CHEMICAL CO 7.6% BDS 15/MAY/2014 USD1000	75,000	Units	86,070
GENERAL ELECTRIC CAPITAL CORP 4.8% MTN 01/MAY/2013	150,000	Units	157,991
GENERAL MILLS INC 5.65% NTS 10/SEP/2012 USD1000	25,000	Units	27,632
GENERAL MILLS INC 6% NOTES 15/FEB/2012 USD1000	50,000	Units	55,117
GEORGIA POWER COMPANY 5.95% 01/FEB/2039	25,000	Units	26,716
GOLDMAN SACHS GROUP INC 6.15% BDS 01/APR/2018	125,000	Units	135,734
GOLDMAN SACHS GROUP INC 7.5% SRN 15/FEB/2019	25,000	Units	29,853
HALLIBURTON CO 6.15% BDS 15/SEP/2019 USD1000	75,000	Units	85,111
HYDRO-QUEBEC 6.3% NTS 11/MAY/2011 USD1000	50,000	Units	53,843
ISRAEL ST BD DTD 13/JUN/2003 DUE 15/JUN/2013	75,000	Units	79,632
JOHN DEERE CAPITAL CORP 4.9% MTN 09/SEP/2013	75,000	Units	81,776
KELLOGG CO 7.45% BDS 01/APR/2031 USD1000	50,000	Units	61,552
KINDER MORGAN ENERGY PARTNERS 6.95% BDS	75,000	Units	82,336
KONINKLIJKE KPN NV 8.375% BDS 01/OCT/2030 USD1000	50,000	Units	63,696
KOREA DEVELOPMENT BANK 8% BDS 23/JAN/2014 USD1000	150,000	Units	178,125
KROGER CO 7.5% BDS 15/JAN/2014 USD1000	75,000	Units	88,190
LILLY(ELI)& CO BDS 15/MAR/2017 USD1000	75,000	Units	80,560
MARATHON OIL CORP 7.50% BDS 15/FEB/2019 USD1000	75,000	Units	88,684
MCKESSON HBOC INC 5.7% BDS 01/MAR/2017 USD1000	75,000	Units	80,091
MEDCO HEALTH SOLUTIONS INC 7.125% BDS 15/MAR/2018	25,000	Units	28,628
METLIFE INC 6.5% DUE 15/DEC/2032	75,000	Units	80,157
MEXICO(UNITED MEXICAN STATES) 5.625% NTS	75,000	Units	80,133
MIDAMERICAN ENERGY HLDGS 6.125% BDS 01/APR/2036	75,000	Units	77,963
MORGAN STANLEY 6.6250% 01/APR/2018	125,000	Units	137,216
MORGAN STANLEY 7.3% BDS 13/MAY/2019 USD100000	25,000	Units	28,317
NATIONAL RURAL UTILITIES CO-OP 8% NTS 01/MAR/2032	25,000	Units	30,563
NATIONAL RURAL UTILS COOP FIN BD 10.375%	25,000	Units	33,559
NEWS AMERICA INC 6.15% SNR NTS 01/MAR/2037 USD1000	25,000	Units	25,385
NEWS AMERICA INC 6.4% SNR NTS 15/DEC/2035 USD1000	50,000	Units	51,484
NORTHROP GRUMMAN CORP 7.75% DEB 15/FEB/2031	50,000	Units	63,241
NOVARTIS SECURITIES INVESTMENT LTD 5.125% BDS	75,000	Units	80,295
ONTARIO(PROVINCE OF) 5.45% BDS 27/APR/2016 USD5000	50,000	Units	54,898
ORACLE CORP 5% LN STK 08/JUL/2019 USD1000	75,000	Units	79,149
PACIFIC GAS & ELECTRIC CO 8.25% SNR NTS	75,000	Units	92,885
PEPSICO INC 7.9% SNR UNSEC NTS 01/NOV/2018 USD1000	100,000	Units	124,042
PETROBRAS INTERNATIONAL FINANCE 7.875% GTD BDS	75,000	Units	88,200
PROCTER & GAMBLE CO 5.55% NTS 05/MAR/2037 USD1000	75,000	Units	78,799
REPUBLIC OF POLAND 6.25% DUE 03/JUL/2012	125,000	Units	139,024
RIO TINTO FINANCE LTD 5.875% BDS 15/JUL/2013	75,000	Units	82,960
SAFEWAY INC 5.8% 15/AUG/2012	75,000	Units	82,647
SIMON PROPERTY GROUP INC 5.1% NTS 15/JUN/2015	25,000	Units	24,752
SIMON PROPERTY GROUP INC 5.875% BDS 01/MAR/2017	125,000	Units	127,623
SMITH INTERNATIONAL INC 9.75% BDS 15/MAR/2019	100,000	Units	129,544
SOUTHERN POWER COMPANIES 4.875% NTS 15/JUL/2015	75,000	Units	79,747
TIME WARNER CABLE INC 6.2% BDS 01/JUL/2013 USD1000	50,000	Units	56,473
TIME WARNER CABLE INC SR NT 7.5% 01/APR/2014	25,000	Units	29,273
TIME WARNER ENT 8.375% SUB NTS 15/JUL/2033 USD1000	50,000	Units	61,703
UNITED PARCEL SERVICE INC 5.5% SNR NTS 15/JAN/2018	50,000	Units	$55,163
US BANCORP 4.2% NTS 15/MAY/2014 USD1000	125,000	Units	130,426
VALERO ENERGY CORP 9.375% BDS 15/MAR/2019 USD1000	125,000	Units	152,125
VERIZON COMMUNICATIONS INC 6.9% BDS 15/APR/2038	75,000	Units	84,218
VIACOM INC 6.25% 30/APR/2016	75,000	Units	82,535
WACHOVIA CORP 5.5% MTN 01/MAY/2013 USD1000 TR'33'	100,000	Units	107,150
WAL-MART STORES INC 5.8% NTS 15/FEB/2018 USD1000	110,000	Units	124,483
WASTE MANAGEMENT INC 7% SNR NOTES 13/JUL/2028	100,000	Units	110,929
WELLPOINT INC 7.00% BDS 15/FEB/2019 USD1000	75,000	Units	85,865
WELLS FARGO COMPANY 4.375% 31/JAN/2013	50,000	Units	52,852
XEROX CORP 5.5% SNR NTS 15/MAY/2012 USD1000	100,000	Units	106,385
XTO ENERGY INC 5.5% SNR NTS 15/JUN/2018 USD1000	150,000	Units	160,367
Total Corporate Debt Securities			$7,778,197

Government Bonds
UNITED STATES OF AMER TREAS NOTES 0% TREAS NTS	525,000	Units	521,922
UNITED STATES OF AMER TREAS NOTES 2.375%	2,000,000	Units	2,001,452
UNITED STATES TREAS NTS 1% 31/AUG/2011	7,200,000	Units	7,228,122
UNITED STATES TREAS NTS 3.5% 15/FEB/2018	2,900,000	Units	2,914,550
USA TREASURY BDS 4.5% DEB 15/FEB/2036 USD1000	400,000	Units	400,799
USA TREASURY BDS 5.25% BDS 15/NOV/2028 USD1000	400,000	Units	436,164
USA TREASURY BDS 8.125% BDS15/AUG/2019 USD1000	430,000	Units	591,950
US Treasury Note - 4.625%, 2/28.2008 (912828EY)	3,790,000	Units	3,796,392
Total Government Bonds			$17,891,351

Mortgage Backed Securities
3197 DZ 0.000% 15/AUG/2036	590,476	Units	$585,655
FANNIE MAE 2004-97 ZH 4.500% 25/JAN/2035	1,251,796	Units	$1,160,807
FEDERAL AGRIC MTG CORP MNTS B FR 3.875%19/AUG/2011	70,000	Units	74,147
FEDERAL HOME LOAN MORTGAGE CORP 1.75% NTS	800,000	Units	804,165
FEDERAL NATIONAL MORTGAGE ASSOC 2.75% NTS	800,000	Units	813,394
FEDERAL NATIONAL MORTGAGE ASSOC 2.875% BDS	650,000	Units	664,052
FEDERAL NATIONAL MORTGAGE ASSOC 5% MBPT	897,909	Units	928,915
FEDERAL NATIONAL MORTGAGE ASSOCIATION 5.0% POOL	668,687	Units	691,777
FEDERAL NATL MTG ASSN PRIN ST PRINPMT 01/FEB/2019	30,000	Units	17,609
FHLMC MORTPASS ARM 01/APR/2037 1N PN# 1N1454	276,487	Units	297,059
FHLMC MORTPASS ARM 01/FEB/2037 1G PN# 1G2628	284,717	Units	304,804
FHLMC MORTPASS ARM 01/SEP/2037 1G PN# 1G2201	146,459	Units	157,586
FHLMCGLD MORTPASS 5.5% 01/JAN/2038 G0 PN# G03696	868,798	Units	915,089
FHLMCGLD MORTPASS 5.5% 01/NOV/2035 A3 PN# A39803	196,516	Units	207,509
FHLMCGLD MORTPASS 5.5% 01/NOV/2037 G0 PN# G03695	793,489	Units	836,387
FHLMCGLD MORTPASS 6.5% 01/MAY/2034 P5 PN# P50216	667,841	Units	722,167
FNMA MORTPASS 4% 01/AUG/2029 CT PN# MA0142	984,309	Units	968,617
FNMA MORTPASS 4.5% 01/JUL/2029 CT PN# MA0115	1,465,011	Units	1,476,327
FNMA MORTPASS 4.5% 01/MAY/2048 CZ PN# 257280	897,724	Units	891,365
FNMA MORTPASS 4.5% 01/SEP/2039 CK PN# MA0181	993,038	Units	988,176
FNMA MORTPASS 5% 01/AUG/2047 CZ PN# 995963	953,762	Units	974,784
FNMA MORTPASS 5% 01/SEP/2033 CL PN# 738567	858,485	Units	888,129
FNMA MORTPASS 5.5% 01/FEB/2036 CL PN# 852523	238,423	Units	251,126
FNMA MORTPASS 5.5% 01/JUL/2037 CL PN# 928470	30,321	Units	31,913
FNMA MORTPASS 5.5% 01/JUN/2036 CL PN# 889745	232,085	Units	244,994
FNMA MORTPASS 5.5% 01/JUN/2037 CL PN# 899569	379,256	Units	399,167
FNMA MORTPASS 5.5% 01/NOV/2036 CL PN# 745959	394,552	Units	415,575
FNMA MORTPASS 6.5% 01/AUG/2037 CL PN# 936879	431,594	Units	465,020
FNMA MORTPASS 6.5% 01/NOV/2037 CL PN# 956793	175,269	Units	188,843
FREDDIE MAC 2825 PZ 5.500% 15/JUL/2034	673,066	Units	682,623
FREDDIE MAC 3048 QJ 5.000% 15/OCT/2025	1,400,000	Units	1,431,810
FREDDIE MAC 3406 B 6.000% 15/JAN/2038	1,000,000	Units	1,075,313
FREDDIE MAC 3552 CB 4.500% 15/JUL/2029	1,500,000	Units	1,500,982
Total Mortgage Backed Securities			$22,055,886

Registered Investment Companies
ABERDEEN INTL EQUITY CLASS A	548	Units	$6,689
ACADIAN EMERGING MARKETS PORT INSTL	181	Units	3,007
AIM CHINA FD CLASS A	43	Units	844
AIM ENERGY CLASS B	150	Units	4,925
AIM ENERGY INVESTOR CLASS	834	Units	29,523
AIM EUROPEAN GROWTH INVESTORS	219	Units	6,034
AIM FINANCIAL SERVICES INV CLASS	172	Units	1,299
AIM GLOBAL HEALTH CARE INVESTOR CL	143	Units	3,663
AIM GOLD & PRECIOUS METALS INV CLASS	6,492	Units	52,264
AIM INTERNATIONAL CORE EQUITY INV CL	5,495	Units	59,674
AIM REAL ESTATE INVESTOR CLASS	121	Units	2,139
AKRE FOCUS FUND RETAIL	1,499	Units	15,225
ALLIANCEBER GLOBAL BOND CLASS A	9,162	Units	72,746
ALLIANCEBER INTL VALUE ADVISOR	1,434	Units	19,946
ALLIANCEBERNSTEIN HIGH INCOME CLASS C	1,195	Units	10,167
ALLIANZ NFJ DIVIDEND VALUE FD CL D	1,503	Units	15,621
ALLIANZ NFJ INTL VALUE FD CLASS D	3,500	Units	66,644
ALLIANZ NFJ SMALL CAP VALUE CLASS D	492	Units	11,667
ALLIANZ RCM TECHNOLOGY CL A	227	Units	8,369
ALLIANZ RCM TECHNOLOGY CL D	1,561	Units	56,856
ALLIANZ RCM WELLNESS FD CL D	564	Units	13,358
ALPINE DYNAMIC DIVID FUND	15,306	Units	77,602
ALPINE INTERNATIONAL REAL ESTATE EQUITY Y	2,589	Units	58,794
ALPINE REALTY INCOME & GROWTH Y	248	Units	3,045
AMANA MUTUAL FUND TRUST GROWTH	35,996	Units	767,799
AMANA MUTUAL FUND TRUST INCOME	4,502	Units	129,167
AMER CENTURY TARGET MATURITIES TR 2010	974	Units	102,689
AMER CENTURY TARGET MATURITIES TR 2015	112	Units	10,790
AMER CENTURY TARGET MATURITIES TR 2025	51	Units	2,848
AMERICAN AMCAP CLASS A	851	Units	14,135
AMERICAN BALANCED CL R5	1,693	Units	27,454
AMERICAN BALANCED CLASS R3	243	Units	3,928
AMERICAN BEACON BALANCED INVST	1,896	Units	21,069
AMERICAN BEACON EMRG MARKETS INVESTOR	2,513	Units	31,794
AMERICAN BEACON LARGE CAP INVESTOR	4,777	Units	78,445
AMERICAN BOND FUND OF AMERICA CL R3	5,419	Units	63,940
AMERICAN CAPITAL INCOME BUILDER CL A	2,765	Units	132,428
AMERICAN CAPITAL INCOME BUILDER CL F1	350	Units	16,769
AMERICAN CAPITAL INCOME BUILDER CL R3	244	Units	11,708
AMERICAN CAPITAL INCOME BUILDER R5	571	Units	27,353
AMERICAN CAPITAL WOR LD BOND FD R5	2,461	Units	49,392
AMERICAN CAPITAL WORLD GRTH & INC A	504	Units	17,173
AMERICAN CAPITAL WORLD GRWTH & INC F1	305	Units	10,365
AMERICAN CAPITAL WORLD GRWTH & INC R5	1,079	Units	36,763
AMERICAN CENTURY CAPITAL PRESERVATION	253,139	Units	253,139
AMERICAN CENTURY CAPITAL VAL INV SHR	3,046	Units	16,843
AMERICAN CENTURY DIVERSIFIED BOND	1,005	Units	10,614
AMERICAN CENTURY EMERGING MARKETS INV	15,060	Units	114,757
AMERICAN CENTURY EQUITY GROWTH	912	Units	16,770
AMERICAN CENTURY EQUITY INCOME	54,491	Units	357,462
AMERICAN CENTURY GLOBAL GOLD	7,952	Units	161,109
AMERICAN CENTURY HERITAGE	3,012	Units	48,103
AMERICAN CENTURY HIGH YIELD INV FD	451	Units	2,627
AMERICAN CENTURY INFLATION ADJ TREAS	19,195	Units	220,737
AMERICAN CENTURY INTERNATIONAL BOND	5,822	Units	84,013
AMERICAN CENTURY LIVESTRONG 2025 INV	3,846	Units	40,542
AMERICAN CENTURY MID CAP VALUE INV SHS	389	Units	4,176
AMERICAN CENTURY ONE CHOICE VERY AGGR INV	239	Units	2,504
AMERICAN CENTURY REAL ESTATE	425	Units	6,134
AMERICAN CENTURY TAX FREE BOND	778	Units	8,513
AMERICAN CENTURY UTILITIES	3,752	Units	51,933
AMERICAN CENTURY VISTA	10,113	Units	136,422
AMERICAN EUROPACIFIC GROWTH CL R5	717	Units	27,439
AMERICAN EUROPACIFIC GROWTH CLASS A	358	Units	13,713
AMERICAN EUROPACIFIC GROWTH CLASS F1	186	Units	7,110
AMERICAN EUROPACIFIC GROWTH FUND CL F2	8,940	Units	342,501
AMERICAN FUNDAMENTAL INVESTORS CL F1	930	Units	30,417
AMERICAN FUNDAMENTAL INVESTORS R5	3,394	Units	111,123
AMERICAN GROWTH FUND OF AMERICA CL R3	141	Units	3,801
AMERICAN GROWTH FUND OF AMERICA CL R5	7,188	Units	196,094
AMERICAN GROWTH FUND OF AMERICA CLASS A	615	Units	16,796
AMERICAN GROWTH FUND OF AMERICA CLASS F1	3,903	Units	105,955
AMERICAN HIGH INCOME TRUST CLASS R5	170	Units	1,805
AMERICAN HIGH INCOME TRUST R3	4,639	Units	49,220
AMERICAN INCOME FUND OF AMER R1	284	Units	4,389
AMERICAN INCOME FUND OF AMERICA CLASS A	5,943	Units	92,050
AMERICAN INCOME FUND OF AMERICA R5	547	Units	8,474
AMERICAN INTERNATL GROWTH & INCOME CL A	166	Units	4,939
AMERICAN INVESTMENT CO OF AMERICA CL F1	528	Units	13,691
AMERICAN MONEY MARKET CLASS A	7,642	Units	7,642
AMERICAN NEW PERSPECTIVE CL F2	417	Units	10,675
AMERICAN NEW PERSPECTIVE CLASS A	4,569	Units	117,151
AMERICAN SMALLCAP WORLD CLASS C	394	Units	11,716
AMERICAN SMALLCAP WORLD CLASS F1	644	Units	20,137
AMERICAN WORLD GROWTH INCOME CL R3	1,065	Units	36,129
ANALYTIC SHORT TERM GOVERMENT INSTL	496	Units	5,000
ARIEL APPRECIATION	50	Units	1,755
ARIEL FUND	181	Units	6,985
ARTIO GLOBAL EQUITY FUND CL A	128	Units	4,417
ARTIO INTERNATIONAL EQUITY FUND II CL A	3,045	Units	35,661
ARTIO TOTAL RETURN BOND FUND CL A	841	Units	11,325
ARTIO US SMALLCAP FUND CL A	1,410	Units	13,029
ARTISAN INTERNAT'L INVESTOR CLASS	1,746	Units	36,078
ARTISAN INTL VALUE FUND INV CL	210	Units	4,861
ARTISAN OPPORTUNISTIC VALUE	1,007	Units	8,710
ASTON/OPTIMUM MID CAP CL N	1,150	Units	30,000
ASTON/TAMRO ALL CAP FUND CL N	1,552	Units	16,557
BANKS ULTRA SECTOR PRO FUND INVESTOR	47	Units	286
BARON ASSET	1,502	Units	69,392
BARON GROWTH	563	Units	23,252
BARON PARTNERS FUND	4,955	Units	77,497
BARON SMALL CAP FD	1,627	Units	31,344
BEAR PRO FUND INVESTORS SHARES	1,118	Units	27,246
BERWYN INCOME FUND	3,949	Units	50,424
BLACK ROCK ALL CAP ENERGY & RESOURCES A	33	Units	442
BLACK ROCK ALL CAP ENERGY & RESOURCES C	782	Units	10,042
BLACKROCK ENERGY & RESOURCES A	801	Units	25,520
BLACKROCK ENERGY & RESOURCES PORT CL C	699	Units	16,665
BLACKROCK EQUITY DIVIDEND FD SRV CL	2,194	Units	34,685
BLACKROCK GLOBAL ALLOCATION CL A	231	Units	4,134
BLACKROCK GLOBAL ALLOCATION FD CL C	506	Units	8,473
BLACKROCK HEALTH SCIENCES OPP PRT A	176	Units	4,870
BLACKROCK LATIN AMERICA FD CL A	50	Units	3,210
BLACKROCK LATIN AMERICA FD CL C	49	Units	2,887
BLACKROCK NATURAL RESOURCES TR CL A	84	Units	4,519
BOSTON PARTNERS LONG SHORT EQUITY FD	1,581	Units	26,091
BRANDYWINE	847	Units	18,576
BRANDYWINE BLUE	5,533	Units	119,456
BRIDGEWAY AGGRESSIVE INVESTOR 2	8,364	Units	105,884
BRIDGEWAY LARGE CAP GROWTH CL N	1,769	Units	19,498
BRIDGEWAY SMALL CAP GROWTH CL N	3,784	Units	37,385
BRIDGEWAY SMALL CAP VALUE FUND CL N	614	Units	7,234
BRIDGEWAY ULTRA SMALL CO MARKET	3,467	Units	41,428
BROWN CAPITAL MGMT SMALL COMPANY INST.	2,713	Units	97,233
BUFFALO BALANCED FUND	1,369	Units	14,077
BUFFALO JAYHAWK CHINA FUND	333	Units	2,585
BUFFALO MID CAP FUND	5,122	Units	69,665
BUFFALO SMALL CAP GROWTH	651	Units	14,637
CALAMOS CONVERTIBLE CLASS A	1,668	Units	31,345
CLIPPER	294	Units	16,024
COHEN & STEERS REALTY SHARES	1,455	Units	68,493
COLUMBIA ACORN CLASS Z	3,135	Units	77,366
COLUMBIA ACORN INTERNATIONAL CL Z	83	Units	2,849
COLUMBIA ACORN SELECT CLASS Z	326	Units	7,617
COLUMBIA EMERGING MARKETS CLASS Z	1,110	Units	12,190
COLUMBIA ENERGY AND NATURAL RESOURCES Z	836	Units	16,548
COLUMBIA GREATER CHINA FD CL Z	98	Units	5,253
COLUMBIA INTL GROWTH CLASS Z	1,689	Units	21,912
COLUMBIA MID CAP CORE FD CL Z	1,064	Units	14,773
COLUMBIA MID CAP GROWTH CL Z	1,005	Units	20,611
COLUMBIA SELECT LRG CAP GROWTH CLASS Z	1,744	Units	17,681
COLUMBIA SMALL CAP GROWTH I CL Z	520	Units	12,527
COLUMBIA SMALL CAP VALUE FD II Z	2,400	Units	26,376
COLUMBIA SMALL CAP VALUE II CL A	212	Units	2,320
COLUMBIA STRATEGIC INCOME FD CL Z	553	Units	3,199
COLUMBIA VALUE AND RESTRUCTURING CL Z	9,639	Units	412,450
COMMONWEALTH NEW ZEALAND	241	Units	2,457
CROFT VALUE FUND	1,108	Units	22,381
DAVIS NEW YORK VENTURE CLASS A	1,441	Units	44,640
DAVIS NEW YORK VENTURE INSTL CL Y	5,336	Units	166,964
DIAMOND HILL FINANCIAL LONG/SHT A	751	Units	7,838
DIAMOND HILL LARGE CAP CLASS A	2,366	Units	32,229
DIAMOND HILL LONG SHORT CLASS A	2,680	Units	43,717
DIAMOND HILL LONG SHORT CLASS C	1,109	Units	17,228
DIREIXION MONTHLY CHINA BULL 2X INV	429	Units	21,581
DIREXION MONTHLY COM BULL 2X INVT	246	Units	12,183
DIREXION MONTHLY DEV MKT BEAR 2X INV	95	Units	537
DIREXION MONTHLY DOLLAR BEAR 2.5X INV	315	Units	6,999
DIREXION MONTHLY DOLLAR BULL 2.5X INV	443	Units	12,255
DIREXION MONTHLY EME MKTS BULL 2XINVST	1,430	Units	88,926
DIREXION MONTHLY EMERG MKRTS BEAR 2X	290	Units	432
DIREXION MONTHLY LATIN AM BULL X2 INV	3,076	Units	175,673
DIREXION MONTHLY NAS BULL 2.5X INVT	936	Units	55,802
DIREXION MONTHLY SM CAP BULL 2.5X INV	173	Units	5,177
DODGE & COX BALANCE	119	Units	7,631
DODGE & COX GLOBAL STOCK FUND	1,105	Units	8,741
DODGE & COX INCOME	15,534	Units	201,324
DODGE & COX INTERNATL STOCK FUND	21,728	Units	692,030
DODGE & COX STOCK	702	Units	67,499
DREYFUS BOND MARKET INDEX INVS	507	Units	5,226
DREYFUS GREATER CHINA CL C	1,846	Units	78,249
DREYFUS GREATER CHINA CL I	1,984	Units	93,867
DREYFUS INTERNTL BOND FD C	114	Units	1,792
DREYFUS S&P STARS OPPR CL A	129	Units	2,374
DREYFUS SMALL COMPANY VALUE FUND	3,694	Units	85,599
DRIEHAUS EMERGING MARKETS	340	Units	9,942
DWS DREMAN SMALL CAP VALUE CL S	147	Units	4,615
DWS GLOBAL BOND CLASS S	1,946	Units	20,275
DWS GOLD & PRECIOUS METALS CL S	1,127	Units	21,682
DWS SHORT DURATION PLUS FUND CL S	1,060	Units	10,032
EATON VANCE GREATER INDIA FUND CLASS B	88	Units	1,863
EATON VANCE LARGE-CAP VALUE CL A	1,160	Units	19,421
EATON VANCE TAX MNGD EMERGING MKTS INSTL	1,413	Units	59,596
EMBARCADERO ALL-CAP GROWTH	1,072	Units	4,587
EMBARCADERO SMALL CAP GROWTH	2,353	Units	4,846
EVERGREEN EMERG MKTS GROWTH FUND CLASS C	965	Units	15,682
EVERGREEN GLOBAL OPPORTUNITIES CL C	729	Units	15,983
EVERGREEN PRECIOUS METALS CLASS A	213	Units	15,306
FAIRHOLME FUND	28,005	Units	842,674
FAM VALUE	216	Units	8,488
FBR FOCUS FUND	899	Units	37,222
FBR LARGE CAP FINANCIAL	166	Units	2,172
FBR SMALL CAP FINANCIAL	2,510	Units	42,928
FEDERATED HIGH YIELD INSTL FUND	7,359	Units	40,180
FEDERATED PRUDENT BEAR FUND CLASS A	1,626	Units	8,859
FEDERATED PRUDENT GLOBAL INC FD A	1,616	Units	20,506
FIDELITY ADVISOR EMERGING ASIA CL I	684	Units	19,750
FIDELITY ADVISOR FOCUS ENERGY CL I	109	Units	3,423
FIDELITY ADVISOR HIGH INCOME ADV CL I	176	Units	1,515
FIDELITY BALANCED	1,074	Units	17,564
FIDELITY BLUE CHIP GROWTH	227	Units	8,603
FIDELITY CANADA	4,603	Units	223,165
FIDELITY CAPITAL & INCOME	13,422	Units	115,699
FIDELITY CAPITAL APPRECIATION	152	Units	3,251
FIDELITY CASH RESERVES	61,599	Units	61,599
FIDELITY CHINA REGION	6,021	Units	167,928
FIDELITY CONTRAFUND	1,318	Units	76,797
FIDELITY DISCIPLINED EQUITY	274	Units	5,767
FIDELITY DIVERSIFIED INTERNATIONAL	785	Units	21,978
FIDELITY DIVIDEND GROWTH	173	Units	4,093
FIDELITY EMERGING MARKETS	3,021	Units	68,299
FIDELITY EQUITY INCOME	120	Units	4,702
FIDELITY EUROPE	931	Units	27,434
FIDELITY EUROPE CAPITAL APPRECIATION	269	Units	4,778
FIDELITY EXPORT & MULTINATIONAL	532	Units	10,444
FIDELITY FREEDOM 2020	979	Units	12,286
FIDELITY GLOBAL COMMODITY STOCK FUND	1,700	Units	25,005
FIDELITY GNMA FUND	1,459	Units	16,555
FIDELITY GOVERNMENT INCOME	4,798	Units	49,855
FIDELITY HIGH INCOME	248	Units	2,098
FIDELITY INDEPENDENCE	262	Units	5,217
FIDELITY INFLATION PROTECTED BOND	236	Units	2,647
FIDELITY INT'L DISCOVERY	329	Units	9,986
FIDELITY INTL SMALL CAP OPP FUND	288	Units	2,473
FIDELITY LARGE CAP STOCK	4,183	Units	62,700
FIDELITY LATIN AMERICA	2,675	Units	138,702
FIDELITY LEVERAGED COMPANY STOCK	8,903	Units	204,051
FIDELITY LOW PRICED STOCK	3,607	Units	115,206
FIDELITY NEW MARKETS INCOME	5,367	Units	80,659
FIDELITY NORDIC	426	Units	11,675
FIDELITY OTC PORT	507	Units	23,179
FIDELITY OVERSEAS	298	Units	9,222
FIDELITY PURITAN	6,157	Units	98,883
FIDELITY REAL ESTATE INVESTMENT	2,806	Units	56,570
FIDELITY SELECT AUTOMOTIVE	274	Units	8,634
FIDELITY SELECT BANKING PORTFOLIO	2,588	Units	39,460
FIDELITY SELECT BROKERAGE & INVS MGT	2,207	Units	104,745
FIDELITY SELECT CHEMICALS	1,328	Units	99,922
FIDELITY SELECT COMPUTERS	256	Units	11,683
FIDELITY SELECT CONSTRUCTN & HOUSING	353	Units	10,270
FIDELITY SELECT CONSUMER STPLES PORT	403	Units	24,495
FIDELITY SELECT DEFENSE & AEROSPACE	532	Units	32,135
FIDELITY SELECT ELECTRONICS	187	Units	7,757
FIDELITY SELECT ENERGY	3,380	Units	149,238
FIDELITY SELECT ENERGY SERVICE	488	Units	28,345
FIDELITY SELECT ENVIRONMENTAL SVCS	851	Units	13,233
FIDELITY SELECT GOLD	1,655	Units	70,871
FIDELITY SELECT HEALTH CARE	16	Units	1,742
FIDELITY SELECT INDUSTRIAL EQUIPMENT	2,481	Units	63,140
FIDELITY SELECT INDUSTRIALS PORT	1,624	Units	29,444
FIDELITY SELECT LEISURE	1,131	Units	75,184
FIDELITY SELECT MATERIALS PORTFOLIO	2,443	Units	131,892
FIDELITY SELECT MEDICAL DELIVERY	10	Units	442
FIDELITY SELECT MEDICAL EQUIP&SYSTEM	1,211	Units	29,632
FIDELITY SELECT MONEY MARKET	1,900	Units	1,900
FIDELITY SELECT NATURAL GAS	4,658	Units	146,863
FIDELITY SELECT NATURAL RESOURCES	3,061	Units	87,099
FIDELITY SELECT PHARMACEUTICAL	501	Units	5,449
FIDELITY SELECT SOFTWARE & COMPUTER	742	Units	56,309
FIDELITY SELECT TECHNOLOGY	1,000	Units	75,450
FIDELITY SELECT TRANSPORT	13	Units	530
FIDELITY SELECT WIRELESS PORTFOLIOS	1,323	Units	8,947
FIDELITY SMALL CAP GROWTH	417	Units	5,184
FIDELITY SMALL CAP VALUE	303	Units	3,837
FIDELITY SOUTHEAST ASIA	902	Units	22,942
FIDELITY STRATEGIC INCOME	10,259	Units	110,901
FIDELITY STRATEGIC REAL RETURN	667	Units	5,673
FIDELITY TELECOM AND UTILITIES FUND	791	Units	11,089
FIDELITY US BOND INDEX	7,783	Units	86,082
FIDELITY US TREASURY MONEY MARKET	52,687	Units	52,687
FIDELITY VALUE	198	Units	11,283
FIRST EAGLE GLOBAL CLASS A	131	Units	5,252
FIRST EAGLE GOLD FUND CLASS C	490	Units	12,775
FIRSTHAND ALTERNATIVE ENERGY	2,646	Units	21,192
FMI COMMON STOCK	1,924	Units	40,918
FMI FOCUS FUND	43	Units	1,000
FMI LARGE CAP FUND	6,132	Units	86,702
FMI PROVIDENT TRUST STRATEGY FUND	35,110	Units	266,837
FORWARD INTERNTL SMALL CO INVESTOR CL	1,092	Units	13,267
FORWARD SMALL CAP EQUITY INV CL	278	Units	4,019
FPA CRESCENT INSTL	2,667	Units	66,183
FPA NEW INCOME	11,071	Units	120,890
FRANKLIN GOLD AND PRECIOUS METALS CL C	178	Units	6,813
FRANKLIN INCOME CLASS C	14,027	Units	29,316
FRANKLIN STRATEGIC INCOME C	4,721	Units	46,829
GABELLI ASSET FUND	1,125	Units	45,239
GABELLI EQUITY INCOME FUND	943	Units	16,827
GABELLI SMALL CAP GROWTH	103	Units	2,748
GABELLI UTILITIES	4,239	Units	27,386
GAMCO GOLD FUND	3,109	Units	93,190
GAMCO WESTWOOD BALANCED FD CL AAA	9,738	Units	96,603
GLOBAL EMERGING MARKETS	1,005	Units	7,988
GLOBAL MEGA TRENDS	3,506	Units	28,574
GOLDMAN SACHS ASSET ALLOC GRWTH STRAT A	11,390	Units	112,417
GOLDMAN SACHS COMMODITY STRAT FD A	439	Units	2,716
GOLDMAN SACHS SHORT DURATION GOV'T SCVS	492	Units	5,049
GREENSPRING FUND	1,101	Units	24,984
GRUBB & ELLIS AGA INTERNATL REALTY A	196	Units	3,195
GUINNESS ATKINSON ALTERNATIVE ENERGY	3,238	Units	21,436
GUINNESS ATKINSON ASIA FOCUS	2,326	Units	41,008
GUINNESS ATKINSON ASIA PACIFIC DIV	1,073	Units	11,838
GUINNESS ATKINSON GLOBAL ENERGY	2,638	Units	67,540
HARBOR BOND INST	33,417	Units	405,677
HARBOR CAPITAL APPRECIATION INV CL	1,522	Units	49,767
HARBOR HIGH YIELD BD INST.	3,528	Units	36,971
HARBOR HIGH YIELD BOND INVESTOR FD	1,121	Units	11,763
HARBOR INTERNATIONAL GROWTH INSTITUTIONAL	1,536	Units	17,009
HARBOR INTERNATIONAL INSTITUTIONAL FD	1,669	Units	91,567
HARBOR INTERNATIONAL INVESTOR SHARES	5,068	Units	275,623
HARBOR REAL RETURN FD INSTL CLASS SHS	4,267	Units	43,348
HARTFORD CAPITAL APPRECIATION CL A	2,436	Units	74,727
HARTFORD CAPITAL APPRECIATION CL B	137	Units	3,739
HARTFORD CAPITAL APPRECIATION CL C	842	Units	23,084
HARTFORD GLOBAL HEALTH CL C	1,426	Units	19,297
HEARTLAND SELECT VALUE	2,104	Units	52,413
HEARTLAND VALUE	0	Units	18
HEARTLAND VALUE PLUS	419	Units	9,817
HENDERSON INTERNAT'L OPPORTUNTIES CLASS A	200	Units	4,018
HENNESSY BALANCED	427	Units	4,236
HENNESSY CORNERSTONE GROWTH	514	Units	4,961
HENNESSY FOCUS 30 FUND	2,232	Units	21,204
HIGHMARK LARGE CAP VALUE CLASS C	292	Units	2,976
HODGES FUND	3,314	Units	61,776
HUSSMAN STRATEGIC TOTAL RETURN	1,306	Units	15,627
ICON ENERGY	6,005	Units	103,344
ICON EQUITY INCOME CLASS I	176	Units	1,845
ICON FINANCIAL FUND	504	Units	2,841
ICON HEALTHCARE	1,110	Units	14,621
ICON MATERIALS	3,981	Units	36,744
INDUSTRY LEADERS FUND CL I	460	Units	4,253
ING CORPORATE LEADER TRUST	3,036	Units	52,642
ING REAL ESTATE FUND CLASS C	107	Units	1,203
ING RUSSIA CL A	809	Units	25,836
INTREPID SMALL CAP FUND	1,076	Units	15,619
IVY GLOBAL NATURAL RESOURCES CLASS B	51	Units	846
IVY GLOBAL NATURAL RESOURCES FD CL I	651	Units	12,222
IVY INTERNATIONAL GROWTH FUND CL Y	164	Units	4,669
JAMES ADVANTAGE SMALL CAP	1,793	Units	30,028
JANUS BALANCED FUND CLASS J	159	Units	3,904
JANUS CONTRARIAN FUND CLASS J	18,891	Units	249,176
JANUS FLEXIBLE BOND FUND CLASS J	944	Units	9,812
JANUS FORTY CLASS S	585	Units	18,439
JANUS GLOBAL LIFE SCIENCES FUND CL J	118	Units	2,555
JANUS GLOBAL OPPORTUNITIES CL J	714	Units	7,977
JANUS GLOBAL TECHNOLOGY CLASS J	344	Units	4,792
JANUS HIGH YIELD FUND CLASS J	3,548	Units	30,125
JANUS LONG/SHORT CLASS C	786	Units	7,743
JANUS ORION CLASS R	782	Units	7,792
JANUS ORION FUND CLASS J SHARES	17,911	Units	178,932
JANUS OVERSEAS FUND CLASS J	22,089	Units	938,767
JANUS SHORT TERM BOND FUND CLASS J	20,255	Units	62,182
JENNISON NATURAL RESOURCES FD CL Z	650	Units	30,001
JENNISON UTILITY CL C	297	Units	2,720
JENSEN PORTFOLIO CLASS J	2,231	Units	54,632
JOHN HANCOCK REGIONAL BANK CL A	747	Units	10,299
JORDAN OPPORTUNITY FUND	1,446	Units	15,689
JP MORGAN CHINA REGION FD CL A	428	Units	7,573
JP MORGAN INDIA FUND CLASS C	426	Units	5,860
JPMORGAN 100% US TREAS MMKT MORGAN	680,497	Units	680,497
JPMORGAN EMERGING MARKETS DEBT SELECT	1,222	Units	9,175
JPMORGAN EMERGING MARKETS EQUITY CL A	4,447	Units	91,198
JPMORGAN HIGH YIELD BOND FUND CLASS A	5,195	Units	40,106
JPMORGAN INTERNATL EQUITY INDEX CL A	1,229	Units	22,571
JPMORGAN INTERNATL VALUE FUND CLASS A	4,323	Units	54,381
JPMORGAN INTERNTL EQUITY FUND CLASS A	700	Units	9,122
JPMORGAN INTREPID EUROPEAN CLASS A	2,096	Units	36,561
JPMORGAN US GOVT MM KT MORGAN SHS	831,605	Units	831,605
JPMORGAN US REAL ESTATE CLASS A	501	Units	6,113
KEELEY SMALL CAP VALUE CLASS A	2,117	Units	41,951
KINETICS PARADIGM FUND	2,188	Units	44,023
LAZARD EMERGING MKTS OPEN CLASS	15,870	Units	290,103
LEUTHOLD ASSET ALLOCATION FD	12,248	Units	119,540
LONGLEAF INTERNATL	2,790	Units	38,109
LOOMIS SAYLES BOND RETAIL SHARES	54,027	Units	718,025
LOOMIS SAYLES GLOBAL BOND RETAIL	4,668	Units	73,947
LOOMIS SAYLES SMALL CAP VALUE RETAIL	463	Units	9,832
MADISON MOSAIC INV FD	222	Units	3,346
MAINSTAY ICAP SELECT EQUITY FD CL I	22,714	Units	688,918
MANAGERS EMERGING MARKETS EQUITY	377	Units	5,105
MANAGERS PIMCO BOND FUND	2,756	Units	28,661
MANAGERS SMALL CAP FUND	179	Units	2,616
MANNING & NAPIER EQUITY SERIES	5,146	Units	87,328
MANNING & NAPIER WORLD OPPT SER CL A	7,549	Units	61,301
MARSICO 21ST CENTURY FUND	20,866	Units	254,360
MARSICO FOCUS	2,691	Units	41,151
MARSICO GLOBAL FUND	923	Units	8,347
MARSICO GROWTH FUND	6,061	Units	98,489
MARSICO INTERNAT'L OPPORTUNITIES	2,833	Units	33,934
MATTHEWS ASIAN GROWTH & INCOME FUND	1,072	Units	16,903
MATTHEWS ASIAN TECHNOLOGY FUND	3,007	Units	24,115
MATTHEWS CHINA FUND	3,568	Units	90,979
MATTHEWS INDIA FUND	3,285	Units	53,513
MATTHEWS KOREA FUND	2,451	Units	10,562
MATTHEWS PACIFIC TIGER FUND	172	Units	3,302
MERGER FUND	214	Units	3,325
MERIDIAN VALUE FUND	6,649	Units	162,966
MERK ASIAN CURRENCY FUND - INVESTOR	261	Units	2,511
MERK HARD CURRENCY FUND INVESTOR CL	2,459	Units	29,460
METROPOLITAN WEST HIGH YIELD BOND CL M	721	Units	7,352
METZLER PAYDEN EURO EMERGING MKTS CL	3,270	Units	83,181
MFS EMERGING MRKTS DEBT FD CL W	1,282	Units	18,029
MIDAS FUND	14,978	Units	57,216
MOBILE TELCOMM ULTRA SECTOR PRO FD INVSTR	299	Units	589
MORGAN STANLEY NATRL RESOURCES DEV CL A	557	Units	7,625
MUHLENKAMP FUND	2,010	Units	101,878
MUTUAL SERIES EUROPEAN CLASS Z	131	Units	2,670
MUTUAL SERIES FINCL SERVICES CLASS C	1,451	Units	17,481
MUTUAL SERIES FINCL SERVICES CLASS Z	217	Units	2,612
MUTUAL SERIES GLOBAL DISCOVERY CLASS Z	4,139	Units	111,868
MUTUAL SERIES MUTUAL BEACON CLASS C	1,784	Units	20,141
MUTUAL SERIES SHARES CLASS Z	107	Units	2,046
NEUBERGER BERMAN GENESIS INVESTOR CL	1,023	Units	27,994
NEUBERGER BERMAN INT'L INVESTOR CLASS	140	Units	2,057
NEUBERGER BERMAN INT'L TRUST CLASS	1,277	Units	20,800
NEUBERGER BERMAN PARTNERS INVESTOR	4,991	Units	119,336
NEUBERGER BERMAN REAL ESTATE TRUST CL	426	Units	3,754
NEUBERGER BERMAN REGENCY TRUST CLASS	849	Units	9,115
NEW ALTERNATIVES FD	635	Units	27,016
NORTHERN EMERGING MARKETS EQUITY FD	331	Units	3,654
NORTHERN GLOBAL REAL ESTATE INDEX FD	432	Units	3,083
NORTHERN SMALL CAP VALUE	592	Units	7,277
OAKMARK EQUITY & INCOME FD I	2,747	Units	70,153
OAKMARK FUND I	270	Units	9,982
OAKMARK GLOBAL FUND I	1,251	Units	24,401
OAKMARK GLOBAL SELECT FD CL 1	2,145	Units	21,429
OAKMARK INTERNAT'L I	2,455	Units	41,340
OAKMARK INTERNAT'L SMALL CAP I	2,069	Units	24,604
OAKMARK SELECT I	5,411	Units	131,442
OBERWEIS CHINA OPPORTUNITIES FUND	5,990	Units	103,441
OBERWEIS MICRO CAP FUND	162	Units	1,680
OIL & GAS ULTRA SECT PRO FD SERVICE	352	Units	9,875
OIL & GAS ULTRA SECT PRO FDS -INVESTOR	555	Units	17,082
OIL EQUIPMENT SCVS & DIST ULTRA INVT CL	1,125	Units	18,550
OLD MUTUAL DWIGHT SHORT TRM FIX INC Z	1,295	Units	12,960
OPPENHEIMER COMMOD STRA TOT RETURN CL A	682	Units	2,333
OPPENHEIMER DEV MARKETS FD CLASS A	360	Units	10,343
OPPENHEIMER GOLD & SPEC MINERALS CL C	154	Units	5,307
OPPENHEIMER INTERNAT'L BD CL N	2,703	Units	17,248
PARNASSUS EQUITY INCOME PORTFOLIO	6,174	Units	150,965
PARNASSUS FIXED INCOME FUND	1,617	Units	27,069
PARNASSUS WORKPLACE	416	Units	8,096
PAX WORLD HIGH YIELD BOND INDIV INV CL	3,323	Units	25,717
PERKINS MID CAP VALUE FUND CLASS J	45,507	Units	901,030
PERKINS SMALL CAP VALUE FUND CLASS J	9,415	Units	197,054
PERMANENT PORTFOLIO FAMILY OF FDS	4,900	Units	189,494
PERRITT EMERGING OPPORTUNITIES FUND	1,912	Units	16,710
PIMCO COMMODITY REAL RETURN CL D	19,076	Units	156,420
PIMCO EMERGING LOCAL BOND FUND CL D	1,758	Units	17,473
PIMCO FOREIGN BOND FUND CL D (UNHEDGED)	195	Units	1,955
PIMCO GLOBAL MULTI ASSET FUND CL D	448	Units	4,903
PIMCO REAL ESTATE REAL RETURN CL D	2,261	Units	10,153
PIMCO REAL RETURN CLASS D	10,868	Units	117,265
PIMCO STOCK PLUS TR SHORT STRATEGY CL D	510	Units	2,395
PIMCO STOCKS PLUS CLASS D	1,036	Units	7,939
PIMCO TOTAL RETURN CLASS A	854	Units	9,222
PIMCO TOTAL RETURN CLASS C	666	Units	7,195
PIMCO TOTAL RETURN CLASS D	142,386	Units	1,537,771
PIMCO TOTAL RETURN INSTL	11,689	Units	126,240
POLARIS GLOBAL VALUE	1,004	Units	11,777
PRECIOUS METALS ULTRA SEC PRO INVST	804	Units	25,510
PRECIOUS METALS ULTRA SECTOR PRO SVC	161	Units	4,874
PRIMECAP ODYSSEY AGGRESSIVE GRWTH FD	647	Units	9,054
PRO FUNDS SHORT REAL ESTATE INVESTOR CL	4,575	Units	52,197
PROFUNDS: SHORT PREC METALS INVESTOR CL	2,401	Units	21,152
PUTNAM GLOBAL NATURAL RESOURCE C	1,504	Units	26,516
QUANT FOREIGN VALUE FUND ORDINARY SHS	652	Units	7,686
QUANTITATIVE EMRG MKTS FD-ORDINARY SHS	1,952	Units	40,397
RAINIER LARGE CAP EQUITY PORTFOLIO	1,377	Units	29,835
RAINIER MID CAP EQ PORTFOLIO	1,016	Units	31,986
RBC MICROCAP VALUE FD CL S	1,678	Units	22,505
REAL ESTATE ULTRA SECTOR PRO FD INVSTR	63	Units	992
REAL ESTATE ULTRA SECTOR PRO FD SRVCE	416	Units	6,657
RICE HALL JAMES MICRO CAP PORT INSTL	1,509	Units	20,296
RISING RATES OPPTY PRO FUND INVESTOR	8,602	Units	127,568
RISING US DOLLAR PRO FUND INV CLASS	768	Units	20,742
ROBECO SAM SUSTAIN WATER - INVESTOR	4,710	Units	36,318
ROOSEVELT MULTI-CAP	71	Units	1,073
ROYCE LOW PRICED STOCK FD-SERVICE CL	2,676	Units	37,599
ROYCE MICROCAP INVESTMENT CLASS	752	Units	10,312
ROYCE OPPORTUNITY FUND INVEST CLASS	8,210	Units	74,141
ROYCE PENNSYLVANIA MUTUAL INVST CLASS	15,064	Units	142,358
ROYCE PREMIER FUND INVESTMENT CL	310	Units	5,050
ROYCE SPECIAL EQUITY INVESTMENT CL	1,981	Units	34,673
ROYCE TOTAL RETURN FD INVESTMENT CL	2,192	Units	23,691
ROYCE VALUE FUND SERVICE CL	5,323	Units	53,918
ROYCE VALUE PLUS SERVICE CLASS	32,914	Units	369,957
RS GLOBAL NATURAL RESOURCES CL A	280	Units	8,396
RS VALUE FUND CL A	1,515	Units	31,290
RYDEX COMMODITIES STRATEGY CL A	236	Units	3,875
RYDEX COMMODITIES STRATEGY CL H	817	Units	13,395
RYDEX GOVT LONG BOND 1.2X STRATEGY ADV CL	0	Units	5
RYDEX INVERSE DOW 2X STRATEGY CL C	1,692	Units	41,667
RYDEX INVERSE DOW 2X STRATEGY CL H	90	Units	2,310
RYDEX INVERSE S&P 500 2X STRATEGY CL C	397	Units	8,790
RYDEX INVERSE S&P 500 2X STRATEGY CL H	3,427	Units	81,525
RYDEX INVERSE S&P 500 STRATEGY INV CL	17,060	Units	623,556
RYDEX NASDAQ 100 INV CLASS	5,121	Units	62,527
RYDEX PRECIOUS METALS INVESTOR CL	893	Units	56,900
RYDEX UTILITIES INVESTOR CLASS	106	Units	2,693
SARATOGA HEALTH & BIOTECH PORT CL A	19	Units	300
SCHNEIDER SMALL CAP VALUE FUND	1,226	Units	16,778
SCHNEIDER VALUE FUND	3,110	Units	38,900
SCOUT BOND	182	Units	2,085
SCOUT INTERNATIONAL FUND	1,139	Units	33,193
SCOUT SMALL CAP FUND	1,697	Units	21,649
SELECTED AMERICAN SHARES CL D	828	Units	30,838
SELECTED AMERICAN SHARES CL S	2,674	Units	99,693
SENTINEL MID CAP VALUE CL C	592	Units	6,658
SEXTANT INTRNATIONAL FUND	30,370	Units	433,682
SOUND MIND INVESTING FUND	21,279	Units	205,983
SOUND SHORE FD INC	937	Units	26,774
SPARTAN 500 INDEX FID ADVANTAGE CLASS	2,307	Units	177,453
SPARTAN 500 INDEX INVESTOR CLASS	754	Units	57,974
SPARTAN INTL INDEX INVESTOR CLASS	2,236	Units	74,799
SSGA EMERGING MARKETS	955	Units	18,340
SSGA INTERMEDIATE	623	Units	5,387
SSGA INTERNATIONAL STOCK SELECTION	6,050	Units	58,081
SSGA TUCKERMAN ACTIVE REIT	5,944	Units	50,999
STRATTON REAL ESTATE FUND INC	182	Units	3,978
STRATTON SMALL CAP VALUE FUND	4,116	Units	166,151
T ROWE NEW INC FUND ADVISOR CLASS	288	Units	2,672
T ROWE PRICE AFRICA & MIDDLE EAST FD	4,210	Units	28,204
T ROWE PRICE BLUE CHIP GROWTH ADV CL	454	Units	14,898
T ROWE PRICE BLUE CHIP GROWTH INC	14,206	Units	465,539
T ROWE PRICE CAP APPRECIATION	11,342	Units	205,968
T ROWE PRICE CAPITAL APPRECIATION ADV CL	5,669	Units	102,437
T ROWE PRICE EMERGING MKTS STOCK	5,204	Units	156,584
T ROWE PRICE EQUITY INCOME	8,721	Units	183,062
T ROWE PRICE EQUITY INCOME ADVISOR CL	198	Units	4,144
T ROWE PRICE EQUITY INDEX TR FD	150	Units	4,492
T ROWE PRICE FINANCIAL SERVICES	614	Units	7,774
T ROWE PRICE GLOBAL REAL ESTATE FUND	786	Units	10,580
T ROWE PRICE GLOBAL STOCK	2,567	Units	41,486
T ROWE PRICE GLOBAL TECHNOLOGY	1,752	Units	13,454
T ROWE PRICE GROWTH STOCK	4,102	Units	112,856
T ROWE PRICE GROWTH STOCK ADVISOR CL	860	Units	23,515
T ROWE PRICE HEALTH SCIENCES	2,771	Units	72,508
T ROWE PRICE HIGH YIELD BOND	3,908	Units	25,088
T ROWE PRICE INFLATION PROT BD FD	1,356	Units	15,648
T ROWE PRICE INTERNATIONAL BOND	5,454	Units	53,830
T ROWE PRICE INTL DISCOVERY FUND	3,163	Units	116,879
T ROWE PRICE INT'L EMERGING MARKET BOND	1,974	Units	24,759
T ROWE PRICE INTL EQUITY INDEX	1,955	Units	21,744
T ROWE PRICE INT'L GROWTH & INCOME	320	Units	3,947
T ROWE PRICE LATIN AMERICA FUND	7,884	Units	380,954
T ROWE PRICE MEDIA & TELECOMMUNICATIONS	378	Units	15,521
T ROWE PRICE MID CAP GROWTH	170	Units	8,055
T ROWE PRICE MID CAP GROWTH ADVISOR CL	286	Units	13,378
T ROWE PRICE NEW ASIA	1,641	Units	26,488
T ROWE PRICE NEW ERA	1,509	Units	65,851
T ROWE PRICE NEW HORIZONS FD INC	34,157	Units	873,728
T ROWE PRICE REAL ESTATE FUND	2,816	Units	38,952
T ROWE PRICE REAL ESTATE FUND ADV CL	524	Units	7,312
T ROWE PRICE RET 2040 FD	480	Units	7,268
T ROWE PRICE SCIENCE AND TECH ADVISOR CL	86	Units	1,906
T ROWE PRICE SMALL CAP VALUE FUND	671	Units	19,790
T ROWE PRICE US TREASURY LONG TERM	147	Units	1,626
T ROWE PRICE VALUE	267	Units	5,465
TARGET TOTAL RETURN BOND CL T	361	Units	3,847
TCW HIGH YIELD BOND CLASS I	2,997	Units	18,194
TCW TOTAL RETURN BOND CLASS I	3,115	Units	30,866
TCW TOTAL RETURN BOND CLASS N	4,994	Units	51,185
TCW SMALL CAP GROWTH CLASS N	964	Units	22,284
TELECOMM ULTRA SECTOR PRO FD INVSTR	590	Units	6,895
TEMPLETON GLOBAL BOND ADVISOR CLASS	9,791	Units	124,252
TEMPLETON GLOBAL BOND CLASS A	300	Units	3,822
TEMPLETON GROWTH CLASS R	448	Units	7,467
THE APPLESEED FUND	207	Units	2,582
THE DELAFIELD FUND	2,311	Units	53,890
THIRD AVENUE FOCSED CREDIT FUND INVESTOR	492	Units	5,167
THIRD AVENUE INTL VALUE	3,580	Units	55,495
THIRD AVENUE VALUE	3,458	Units	160,156
THIRD MILLENNIUM RUSSIA	728	Units	14,071
THOMPSON PLUMB BOND FUND	191	Units	2,092
THORNBURG INTL VALUE CL A	1,454	Units	36,064
THORNBURG INTL VALUE CL INSTL	1,760	Units	44,662
THORNBURG INTL VALUE CLASS C	601	Units	14,099
TIAA-CREF INSTIT HIGH YIELD BOND II	338	Units	3,137
TIAA-CREF INSTL LRG CAP VALUE -RETAIL	207	Units	2,251
TIAA-CREF INSTL MID CAP VALUE -RETAIL	2,923	Units	41,095
TIAA-CREF INSTL REAL ESTATE SEC - RETAIL	3,315	Units	25,958
TOCQUEVILLE FUND	1,716	Units	34,181
TOCQUEVILLE GOLD FUND	2,591	Units	148,917
TRANSAMERICA EQUITY CLASS P	9,691	Units	78,885
T-ROWE PRICE EMERG EURO & MEDITERRANEAN	7,694	Units	135,101
TURNER NEW ENTERPRISE INV CL	3,440	Units	21,709
TWEEDY BROWNE GLOBAL VALUE FUND	453	Units	9,596
ULTRA BEAR PRO FUND INVESTORS SHARES	4,063	Units	41,040
ULTRA JAPAN PRO FUND INVESTORS SHS	202	Units	2,107
ULTRA JAPAN PRO FUND SERVICE SHARES	575	Units	5,627
ULTRA SHORT CHINA PRO FUND - INVESTOR	624	Units	5,730
ULTRA SHORT DOW 30 INVESTOR SHARES	5,807	Units	72,936
ULTRA SHORT EMERGING MRKTS PRO FD INV CL	8,520	Units	15,677
ULTRA SHORT NASDAQ- 100 PROFUND INVESTOR	14,674	Units	79,239
ULTRA SHORT SMALL CAP PRO FDS-INVST CL	14,590	Units	86,079
US GLOBAL INVESTORS CHINA REGION FD	4,191	Units	35,036
US GLOBAL REGION EAST EUROPEAN	1,734	Units	15,797
US GLOBAL RESOURCES	20,845	Units	184,482
US GOLD AND PRECIOUS METALS	32,976	Units	509,812
US WORLD PRECIOUS MINERALS	18,494	Units	322,167
VALUE LINE	94	Units	640
VALUE LINE EMERGING OPPORTUNITY	1,353	Units	35,048
VALUE LINE INCOME	588	Units	4,556
VALUE LINE PREMIER GROWTH FUND	1,142	Units	25,208
VAN ECK EMERGING MARKETS CL C	3,025	Units	31,040
VAN ECK INTERNATN'L INVESTORS GOLD CL A	16	Units	310
VAN KAMPEN ASSETT ALLOCATION CONV A	534	Units	5,088
VAN KAMPEN COMSTOCK CLASS C	2,259	Units	31,190
VAN KAMPEN REAL ESTATE SEC CLASS C	1,619	Units	22,992
VANGUARD 500 INDEX FD INVESTOR SHS	486	Units	49,941
VANGUARD BOND INDEX TOTAL MARKET	8,670	Units	89,732
VANGUARD CAPITAL VALUE	2,521	Units	23,298
VANGUARD CONVERTIBLE SECURITIES	2,081	Units	26,136
VANGUARD EMERGING MARKETS STOCK INDEX	1,269	Units	32,881
VANGUARD ENERGY	3,900	Units	234,387
VANGUARD EUROPEAN STOCK INDEX	168	Units	4,371
VANGUARD FINANCIALS INDEX ADMIRAL SHRS	20,044	Units	291,644
VANGUARD FIXED INC HIGH YIELD CORP	685	Units	3,748
VANGUARD GLOBAL EQUITY	922	Units	14,442
VANGUARD GNMA	6,847	Units	72,852
VANGUARD GROWTH INDEX	113	Units	3,100
VANGUARD INDEX TRUST SMALL CAP GROWTH	939	Units	15,802
VANGUARD INFLATION PROTECTED SECS	8,984	Units	112,753
VANGUARD INTERMED TRM INVST GR INVEST	9,100	Units	87,542
VANGUARD INTERNATL VALUE PORTFOLIO	257	Units	7,865
VANGUARD INT'L GROWTH PORTFOLIO	1,149	Units	19,526
VANGUARD LARGE CAP INDEX INV CLASS SH	229	Units	4,683
VANGUARD LIFE STRATEGY GRWTH PORT	710	Units	13,894
VANGUARD LONG TERM INVMT GRADE INV	651	Units	5,803
VANGUARD MID CAP GRWTH INDX CL INVES	236	Units	4,497
VANGUARD MID CAP INDEX	2,382	Units	38,963
VANGUARD PACIFIC STOCK INDEX	399	Units	3,861
VANGUARD PRECIOUS METALS & MINING FUND	1,331	Units	27,205
VANGUARD REIT INDEX FUND	3,519	Units	52,221
VANGUARD SHORT TERM BOND INDEX	1,018	Units	10,607
VANGUARD SHORT TERM INVMT GRADE INVESTOR	6,263	Units	66,326
VANGUARD SMALL CAP STOCK INDEX TRUST	1,027	Units	28,224
VANGUARD SMALL CAP VALUE INDEX	240	Units	3,141
VANGUARD STRATEGIC SMALL CAP EQ INVT	2,995	Units	44,743
VANGUARD TARGET RET 2015 FD INVESTOR CL	2,453	Units	27,746
VANGUARD TARGET RET 2035 FD INVESTOR CL	17,317	Units	201,222
VANGUARD TARGET RETIREMENT 2010 INVT	16,663	Units	341,920
VANGUARD TOTAL INTL STOCK INDEX FUND	5,175	Units	74,566
VANGUARD TOTAL STOCK MARKET	8,321	Units	228,416
VANGUARD WELLINGTON FUND	3,448	Units	99,477
VANGUARD WINDSOR II	21,433	Units	507,545
VANGUARD/WELLESLEY INCOME	1,099	Units	22,382
VIRTUS FOREIGN OPPORTUNITES CL A	872	Units	17,537
WASATCH 1ST SOURCE INCOME EQUITY FUND	11,199	Units	142,004
WASATCH EMERGING MARKETS SMALL CAP FD	9,853	Units	17,933
WASATCH GLOBAL SCIENCE & TECHNOLOGY	2,101	Units	25,341
WASATCH HOISINGTON US TREASURY	112	Units	1,587
WASATCH SMALL CAP GROWTH	419	Units	12,826
WEITZ SHORT INTERMED INCOME FUND	1,761	Units	21,309
WELLS FARGO ASIA PACIFIC FD-INVESTOR	2,765	Units	25,220
WELLS FARGO SHORT TERM HI YIELD BD-INV	15,137	Units	123,061
WELLS FARGO SHORT TERM MUNI BD-INVEST	769	Units	7,592
WELLS FARGO SHRT TRM HI YIELD BND CLASS A	130	Units	1,058
WELLS FARGO ULTRA SHRT TM MUNI INC-ADV	4,175	Units	20,084
WESTCORE PLUS BOND FUND	4,327	Units	45,087
WESTERN ASSET CORE PLUS INSTITUTIONAL	1,845	Units	18,704
WESTPORT FUND CLASS R	877	Units	17,000
WESTPORT SELECT CAP CLASS I	0	Units	2
WILLIAM BLAIR SMALL CAP GROWTH CLASS N	598	Units	11,955
WILLIAM BLAIR VALUE DISCOVERY CLASS N	872	Units	9,143
WINTERGREEN FUND	1,154	Units	13,349
YACKTMAN FOCUSED FD	3,733	Units	60,207
YACKTMAN FUND	5,153	Units	78,427
CASH ACCOUNT	7,096,491	Units	7,110,072
Total Registered Investment Companies			$47,703,075

PARTICIPANT LOANS (interest rate ranging from 4.25% through 10.5% maturing through November 2024)			$66,455,396

Net Assets Pending Settlement			$9,329,303

TOTAL INVESTMENTS			$3,031,401,472

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS ACQUIRED AND DISPOSED IN 2009

Assets Acquired (Disposed)	Number of
	Shares/Units		Fair Value
American Electric Power Company, Inc. Common Stock $6.50 par value (a)	293,125	Shares	$(7,015,575)

Transactions are recorded on the trade date.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN
SUPPLEMENTAL SCHEDULE FOR NONEXEMPT TRANSACTION

Party Involved:                            James K. Johnson

Relationship to Plan, employer or other party-in-interest:                    employee of employer/plan sponsor

Transaction:                                 participant loan

Date of Loan:                              April 9, 2008

Amount of Loan:                         $21,000

Annual Interest Rate:                   6.25%

Term of Loan:                             5 years

Collateral:                                    Fifty percent (50%) of the Borrower’s Savings Plan account

Reason Transaction is Nonexempt:  Exemption under ERISA 408(b)(1) requires, among other things, that the loan be made in accordance with specific plan provisions.  The plan specifically required that the maximum participant loan (when added to the outstanding balance of all other loans to such participant) be limited to $50,000, less the excess, if any, of the participant’s highest outstanding loan balance in the past 12 months.  When the plan issued the subject loan to Mr. Johnson on April 9, 2008, in the amount of $21,000, his highest outstanding loan balance in the preceding 12 months was approximately $32,500.  The $21,000 loan, when aggregated with aforementioned loan of approximately $32,500, resulted in the loan not being made in accordance with the specific plan provisions of the plan and therefore did not fall within the exemption set forth in ERISA Section 408(b)(1).  The Company undertook steps with the participant and appropriate government agencies to remediate the prohibited transaction, but such steps had not been completed by December 31, 2009.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm